SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2019

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purpose of being and hereby are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-222653) and the Registration Statement on Form F-3(File No. 333-215151), each filed by the registrant under the Securities Act of 1933, as amended, and into each prospectus outstanding thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.
Date: October 25, 2019
	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial &
Corporate Development Officer
Shaw Communications Inc.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and twelve months ended August 31, 2019

October 25, 2019

Advisories

The following Management’s Discussion and Analysis (“MD&A”) of Shaw Communications Inc. is dated October 25, 2019 and should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended August 31, 2019 and the 2018 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2018 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw,” the “Company,” “we,” “us,” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. Such statements can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this MD&A include, but are not limited to statements related to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	competitive strengths;

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

•	the expected number of retail outlets;

Shaw Communications Inc.

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the expected impact of government regulations or regulatory developments on the Company’s business, operations, and/or financial performance;

•	timing of new product and service launches;

•

the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	the expected growth in the Company’s market share;

•	the expected growth in subscribers and the products/services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•

the total restructuring charges (related primarily to severance and employee related costs as well as additional costs directly associated with the Company’s Total Business Transformation (“TBT”) initiative);

•	the anticipated annual cost reductions related to the Voluntary Departure Program (“VDP”) (including reductions in operating and capital expenditures) and the timing of realization thereof;

•	the impact that employee exits will have on Shaw’s business operations;

•	the outcome of the TBT initiative, including the timing thereof and the total savings at completion; and

•	the expansion and growth of the Company’s business and operations and other goals and plans.

All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•	general economic, market and business conditions;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•

the Company being able to successfully deploy: (i) network infrastructure required to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	short-term incremental costs associated with growth in Wireless handset sales;

•	pricing, usage and churn rates;

•	availability of devices;

•	content and equipment costs;

•	industry structure, conditions and stability;

•	government regulation and legislation;

•	the completion of proposed transactions;

Shaw Communications Inc.

•

the TBT initiative being completed in a timely and cost-effective manner and yielding the expected results and benefits, including: (i) resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) realizing the expected cost savings;

•	the Company being able to complete the employee exits pursuant to the VDP with minimal impact on business operations within the anticipated timeframes and for the budgeted amount;

•	the cost estimates for any outsourcing requirements and new roles in connection with the VDP;

•	the Company being able to gain access to sufficient retail distribution channels;

•	the Company being able to access the spectrum resources required to execute on its current and long term strategic initiatives; and

•	the integration of acquisitions.

You should not place undue reliance on any forward-looking statements. Many risk factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•	changes in general economic, market and business conditions;

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;

•	changing interest rates, income taxes and exchange rates;

•	technology, privacy, cyber security and reputational risks;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	disruptions to service, including due to network failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete capital and other projects by the completion date;

•	the Company’s ability to grow subscribers;

•	the Company’s ability to grow market share;

•	the Company’s ability to close any transactions;

•	the Company’s ability to have the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•

the Company ability to complete the deployment of: (i) network infrastructure required to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	the Company’s ability to achieve cost efficiencies;

•

the Company’s ability to implement the TBT initiative as planned and realize the anticipated benefits therefrom, including: (i) the failure of the TBT to result in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) the failure to realize the expected cost savings;

•	the Company’s ability to complete employee exits pursuant to the VDP with minimal impact on operations;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	opportunities that may be presented to and pursued by the Company;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this MD&A under the heading “Risks and Uncertainties” and in the MD&A for the year ended August 31, 2018 under the heading “Known events, Trends, Risks, and Uncertainties.”

Shaw Communications Inc.

The foregoing is not an exhaustive list of all possible risk factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

This MD&A provides certain future-oriented financial information or financial outlook (as such terms are defined in applicable securities laws), including the financial guidance and assumptions disclosed under “Outlook,” the expected annualized savings to be realized from the VDP and the total anticipated TBT restructuring costs for fiscal 2020. Shaw discloses this information because it believes that certain investors, analysts and others utilize this and other forward-looking information to assess Shaw’s expected operational and financial performance, and as an indicator of its ability to service debt and pay dividends to shareholders. The Company cautions that such financial information may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this MD&A are expressly qualified by this statement.

Additional Information

Additional information concerning the Company, including the Company’s Annual Information Form is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request and without charge from the Corporate Secretary of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization, free cash flow, and the net debt leverage ratio.

Shaw Communications Inc.

Introduction

In fiscal 2019, we continued to make progress on our transformation initiatives by improving the customer experience across both our Wireline and Wireless divisions while, at the same time, removing significant operating and capital expenses from the business. Through our focus on execution, we are growing our wireless and broadband customers, identifying sustainable cost savings in our core Wireline business, and making the appropriate investments to capitalize on future growth. The disposal of our entire equity investment in Corus Entertainment Inc. (“Corus”) in the year further solidifies our balance sheet and allows us to continue our transformation into an agile, lean and digital-first organization that is focused on providing a seamless connectivity experience that meets the needs of its customers now and into the future. With our successful acquisition of 600 MHz spectrum across our wireless operating footprint, we can continue to improve our LTE experience, provide affordable options for our customers, and lay the foundation for 5G services.

Wireless

We made significant progress in our Wireless business in fiscal 2019 and have firmly established Freedom Mobile as the industry innovator and recognized champion of wireless affordability for Canadians. Through years of thoughtful and strategic capital investing, we are expanding and improving our facilities-based wireless network that is capable of meeting the evolving needs of our customers and continuing to fuel Freedom Mobile’s momentum. In fiscal 2019, we launched 19 new wireless markets in Alberta, British Columbia, and Ontario covering an additional population of 1.4 million. Our footprint now covers approximately 18 million people in some of Canada’s largest urban centres, or almost half of the Canadian population.

In the fourth quarter, Freedom Mobile delivered the strongest period of customer growth in company history, adding a record 90,700 new customers during the highly competitive back-to-school season. Subscriber momentum is attributable to the continued success of our Big Gig data plans, further complemented by the newly launched Big Gig Unlimited and Absolute Zero campaigns all of which continue to attract high lifetime value customers to Freedom Mobile. In April, the Company launched new prepaid service plans that better align with current market offers which have been successful in attracting and growing our prepaid customer base. The growth and retention of our subscriber base and improving financial performance reflect the appeal of our differentiated value proposition. In addition, our Wireless service is accessible to more Canadians through the addition of approximately 240 locations in 2018, with national retail partners including Loblaws’ “The Mobile Shop” and Walmart. When combined with our existing corporate and dealer store network, Freedom Mobile had over 650 retail locations operational at the end of 2019.

Supporting our Wireless revenue growth and improved Wireless postpaid churn results are the significant investments in our network and customer service capabilities. We are executing on our operating plan to improve our network and deploy spectrum in the most efficient way. Throughout the year, the Company continued to materially improve the customer network experience with the deployment of our Extended Range LTE, leveraging our 700 MHz spectrum, which provides customers with improved in-building service and extends service at the edge of the current coverage area. This enhanced service resulted in postpaid churn of 1.32%, which is a 22-basis point improvement over the previous year. At the end of fiscal 2019, approximately 70% of the build is complete in Western Canada, with the remaining deployment of our 700 MHz spectrum is expected to continue throughout fiscal 2020.

The Company also continues to deploy small cell technology (low-powered wireless transmitters and receivers with a range of 100 meters to 200 meters), designed to provide network coverage to smaller areas. As tall high-power macro towers keep the network signal strong across large distances, small cells suit more densely developed areas like city centres and popular venues by providing LTE/voice-over-LTE (“VoLTE”) quality, speed, capacity and coverage improvements in these high traffic areas. These network

Shaw Communications Inc.

investments support continued growth in our Wireless business by significantly enhancing the customer experience while consistently reducing churn and are the building blocks for emerging technologies, such as 5G.

Wireline

In our Wireline business, we have cemented our status as a technology leader with our BlueCurve and SmartSuite products. Throughout our digital transformation, we have made it easier to interact with our customers and to self-install our services. We also continue to work hard to streamline and simplify manual processes that improve the customer experience and day-to-day operations for our employees. This focus has played an instrumental role in executing our overall VDP program, which is approximately 70% complete as at the end of fiscal 2019.

Our focus remains on the execution and delivery of stable and profitable Wireline results. This includes growing internet subscribers, primarily through two-year ValuePlans, and attracting and retaining high quality video subscribers which support our Consumer profitability objectives.

Our team is modernizing several aspects of our operations as we work to better meet the needs of today’s customer. We are leveraging insights from data to help us better understand customer preferences and provide them with the services they want, including the recently introduced Shaw BlueCurve Gateway (DOCSIS 3.1 modem), Home App, and Pods. We are shifting customer interactions to digital platforms and driving more self-help, self-install and self-service. At the end of fiscal 2019, 45% of customers elected to self-install their services.

The Company announced several significant Wireline enhancements related to its broadband service for its customers in fiscal 2019. In late November, Shaw doubled Internet speeds of its top residential tiers and, in April, the Company unveiled Shaw BlueCurve, a technology that provides customers greater control over their home Wi-Fi experience through the BlueCurve Home App and Pods.

Shaw BlueCurve is a simple and powerful new technology that gives customers more coverage and greater control over their home Wi-Fi experience while at the same time helping redefine their relationship with in-home connected devices. The BlueCurve Home App is the latest innovative product that Shaw has introduced to market through its partnership with Comcast, and it is available with Shaw’s BlueCurve Gateway modem – the hub of our customers’ in-home content and connectivity experience. Shaw BlueCurve Pods expand in-home coverage by creating a mesh Wi-Fi network which blankets your home with wireless coverage and reduces the challenges of Wi-Fi dead spots.

The launch of Shaw BlueCurve technology is aligned with the Company’s strategic initiative regarding a more agile, innovative, and customer-centric approach to modernizing all aspects of its operations, including a more efficient delivery of products and services. Building on the BlueCurve gateway modem, the Company launched IPTV in Calgary in May and continues to expand this service, which is now available in approximately 70% of its Western Canadian footprint. The Company expects to complete the roll out over the next several months.

Due to these enhancements and our focus on improving execution, our Consumer division added approximately 35,000 Internet customers in fiscal 2019, including 11,400 net additions in the fourth quarter. In an industry that remains competitive, with increasing regulatory uncertainty, we delivered solid fiscal 2019 results and improved execution. As we continue on our journey towards a modern Shaw, we are encouraged by the progress we have made as we improve upon the fundamentals of our Wireline business, further supporting the delivery of our broadband strategy through fiscal 2019.

We are capitalizing on the network investments that we have made, and continue to make, in pursuit of providing customers with an enhanced connectivity experience. The launch of Shaw BlueCurve is the latest way in which we are delivering more value to our customers with speed, coverage and control. Our

Shaw Communications Inc.

BlueCurve platform is the foundation on which we will continue to introduce more innovations and, through this enhanced customer experience, we can more effectively differentiate ourselves from the competition and drive broadband growth, while building upon our journey to a modern Shaw.

Our Wireline Business division contributed solid results, leveraging our SmartSuite products that deliver enterprise-grade services to small and medium size businesses. Our SmartSuite products can scale to larger businesses, giving us opportunities to deliver services across Canada. Shaw Business customers also benefit from speed increases from Business Internet and SmartWiFi 150 and 300 plans moving to 300Mbps and 600Mbps, respectively. Shaw Business also provides download speeds of up to one gigabit, which will help customers keep up with the demands of their growing businesses.

Effective August 1, 2019 Shaw Business sold its Calgary-1 data center and will continue to focus on growing its market share.

Fiscal 2020

The year ahead represents a significant inflection point in our free cash flow profile and a testament that the significant transformation undertaken in the past few years is yielding meaningful results. Our foundation is solid, and we will continue to drive growth across our Wireless, Broadband and Business segments which should translate into long-term sustainable free cash flow growth.

Shaw Communications Inc.

Selected financial and operational highlights

Fiscal 2019 and restated fiscal 2018 results are reported in accordance with the newly adopted IFRS 15, Revenue from contracts with customers (“IFRS 15”). Supplementary information is provided in “Accounting Standards”, reflecting the previous revenue recognition policies and the changes from the adoption of the new standard.

Basis of presentation

On May 31, 2017, the Company entered into an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Wireline segment, to an external party. The transaction closed on September 15, 2017.

Accordingly, the operating results and operating cash flows for the Shaw Tracking business (an operating segment within the Wireline division) are presented as discontinued operations separate from the Company’s continuing operations. This MD&A reflects the results of continuing operations, unless otherwise noted.

Financial Highlights

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars except per share amounts)	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Operations:
Revenue	1,352	1,327	1.9	5,347	5,189	3.0
Operating income before restructuring costs and amortization(2)	537	556	(3.4)	2,161	2,057	5.1
Operating margin(2)	39.7%	41.9%	(5.3)	40.4%	39.6%	2.0
Net income from continuing operations	167	196	(14.8)	738	39	>100.0
Loss from discontinued operations, net of tax	—	—	—	—	(6)	100.0
Net income	167	196	(14.8)	738	33	>100.0
Per share data:
Basic earnings (loss) per share
Continuing operations	0.32	0.38		1.42	0.06
Discontinued operations	—	—		—	(0.01)

	0.32	0.38		1.42	0.05

Diluted earnings (loss) per share
Continuing operations	0.32	0.38		1.42	0.06
Discontinued operations	—	—		—	(0.01)

	0.32	0.38		1.42	0.05

Weighted average participating shares for basic earnings per share outstanding during period (millions)	515	505		511	502
Funds flow from continuing operations(3)	430	422	1.9	1,784	1,177	51.6
Free cash flow(2)	45	31	45.2	545	385	41.6

(1)

Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy related to the treatment of digital cable terminals (“DCTs”) to record them as property, plant and equipment rather than as inventory upon acquisition. See “Accounting Standards.”

(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(3)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Key Performance Drivers

Shaw measures the success of its strategies using a number of key performance drivers which are defined and described under “Key Performance Drivers - Statistical Measures” in the 2018 Annual MD&A and in this MD&A below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance indicators are not measurements in accordance with IFRS, should not be considered alternatives to revenue, net income or any other measure of performance under IFRS and may not be comparable to similar measures presented by other issuers.

In fiscal 2019, we commenced disclosing Wireless average billing per subscriber unit (“ABPU”) and Wireless postpaid churn (as defined below) as key performance indicators.

Subscriber (or revenue generating unit (“RGU”)) highlights

			Change Three months ended		Change Year ended
	August 31, 2019	August 31, 2018	August 31, 2019	August 31, 2018	August 31, 2019	August 31, 2018
Wireline – Consumer
Video – Cable	1,478,371	1,585,232	(29,837)	(33,990)	(106,861)	(86,045)
Video – Satellite	703,223	750,403	(11,794)	(7,399)	(47,180)	(23,139)
Internet	1,911,703	1,876,944	11,401	(3,481)	34,759	15,935
Phone	767,745	853,847	(27,712)	(26,160)	(86,102)	(71,684)

Total Consumer	4,861,042	5,066,426	(57,942)	(71,030)	(205,384)	(164,933)

Wireline – Business
Video – Cable	41,843	49,606	(1,743)	(77)	(7,763)	(1,433)
Video – Satellite	35,656	34,831	63	1,947	825	3,296
Internet	173,686	172,859	592	1,734	827	2,215
Phone	379,434	354,912	4,669	8,195	24,522	27,713

Total Business	630,619	612,208	3,581	11,799	18,411	31,791

Total Wireline	5,491,661	5,678,634	(54,361)	(59,231)	(186,973)	(133,142)

Wireless
Postpaid(1)	1,313,828	1,029,720	75,913	84,882	287,929	265,629
Prepaid(1)	344,357	373,138	14,831	132	(21,688)	(9,944)

Total Wireless	1,658,185	1,402,858	90,744	85,014	266,241	255,685

Total Subscribers	7,149,846	7,081,492	36,383	25,783	79,268	122,543

(1)

The Company reduced the August 31, 2019 ending balance by 10,914 due to account cancellations dating back to 2016 previously not reported. The cancellations were comprised of 3,821 postpaid and 7,093 prepaid subscribers. In the Company’s view, the cancellations were not significant in relation to previously reported amounts.

In Wireless, the Company continued to add subscribers, gaining a record net combined 90,744 postpaid and prepaid subscribers in the quarter. The increase in the postpaid subscriber base reflects the seasonally active back-to-school period and continued customer demand for the Big Gig data-centric pricing and packaging options, including Absolute Zero. The increase in the prepaid customer base reflects the success of the new plans that were launched in the market in early April.

Wireline RGUs declined by 54,361 in the quarter compared to a loss of 59,231 RGUs in the fourth quarter of 2018. The current quarter includes growth in Consumer Internet RGUs of approximately 11,400 whereas the mature products within the Consumer division, including Video, Satellite and Phone declined in the aggregate by 69,300 RGUs. The Company remains focused on growing Internet subscribers, primarily through two-year ValuePlans, and on attracting and retaining higher quality Video subscribers which supports its Consumer profitability objectives.

Shaw Communications Inc.

Wireless Postpaid Churn

To assist in understanding the performance of our Wireless business, in fiscal 2019 we commenced disclosing Wireless postpaid subscriber or RGU churn (“postpaid churn”). Subscriber churn measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.47% in the fourth quarter of fiscal 2019 compares to 1.49% in the fourth quarter of fiscal 2018 reflecting the active back-to-school period. Postpaid churn improved 22-basis points in fiscal 2019 to 1.32% reflecting the ongoing enhancements to the wireless customer experience including our expanding and improving network, the Big Gig data-centric pricing and packaging options, and the increased competitive environment experienced during the quarter.

Wireless average billing per subscriber unit (“ABPU”)

To assist in understanding the underlying economics of our Wireless business, this fiscal year we commenced disclosing Wireless average billing per subscriber per month (“ABPU”). This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding the allocation of the device subsidy attributable to service revenue under IFRS 15) plus the monthly re-payments of the outstanding device balance owing from customers on contract, divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

ABPU of $42.58 in the fourth quarter of fiscal 2019 compares to $41.00 in the fourth quarter of fiscal 2018, while fiscal 2019 ABPU of $42.05 compares to $39.19 in the prior year. ABPU growth in the year reflects the increased number of customers that are subscribing to higher value service plans and purchasing a device through Freedom Mobile.

Wireless average revenue per subscriber unit (“ARPU”)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $38.59 in the fourth quarter of fiscal 2019 compares to $38.38 in the fourth quarter of fiscal 2018, while fiscal 2019 ARPU of $38.29 compares to $37.11 in the prior year. ARPU growth in the year reflects the impact of changes in accounting policies upon the adoption of IFRS 15, whereby a portion of the device subsidy, previously fully allocated as a reduction to equipment revenue, is now partially allocated as a reduction to service revenue.

Shaw Communications Inc.

Overview

For detailed discussion of divisional performance see “Discussion of operations”. Highlights of the consolidated fourth quarter financial results are as follows:

Revenue

Revenue for the fourth quarter of fiscal 2019 of $1.35 billion increased $25 million or 1.9% from $1.33 billion for the fourth quarter of fiscal 2018, highlighted by the following:

•

The year-over-year increase in revenue was primarily due to a $42 million or 17.4% increase in the Wireless division driven by higher service revenues which contributed an incremental $30 million or 19.1% to consolidated revenue primarily due to higher postpaid RGUs (approximately 288,000 since August 31, 2018) and a 3.9% and 0.5% year-over-year increase in ABPU to $42.58 and ARPU to $38.59, respectively. There was also a $12 million or 14.3% increase in equipment revenue compared to the fourth quarter of fiscal 2018.

•	The Business division contributed $3 million or 2.1% growth over the fourth quarter of fiscal 2018 to consolidated revenue reflecting continued demand for the SmartSuite of business products.

•

Consumer division revenue for the quarter decreased $19 million or 2.0% compared to the fourth quarter of fiscal 2018 as contributions from rate adjustments and growth in Internet revenue were offset by declines in Video, Satellite and Phone subscribers and revenue.

Compared to the third quarter of fiscal 2019, consolidated revenue for the quarter increased 2.1% or $28 million. The increase in revenue over the prior quarter relates primarily to an increase of $9 million in service revenue in the Wireless division, higher ABPU (up from $42.30 in the third quarter of fiscal 2019 to $42.58 in the current quarter) and higher ARPU (up from $38.36 in the third quarter of fiscal 2019 to $38.59 in the current quarter) and a $23 million increase in Wireless equipment revenues partially offset by a $4 million decrease in Wireline revenues.

Revenue for the twelve-month period ended August 31, 2019 of $5.35 billion increased $158 million or 3.0% from $5.19 billion for the comparable period in fiscal 2018.

•

The year-over-year improvement in revenue was primarily due to the Wireless division which contributed an incremental $153 million or 17.0% to consolidated revenue, comprised of higher service revenues of $137 million and higher equipment revenues of $16 million, driven primarily by higher postpaid RGUs, higher ARPU and higher ABPU.

•	The Business division contributed $26 million or 4.6% to the consolidated revenue improvements for the twelve-month period driven primarily by customer growth.

•	Consumer division revenues decreased $18 million for the twelve-month period for the reasons noted above.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization for the fourth quarter of fiscal 2019 of $537 million decreased by $19 million or 3.4% from $556 million for the fourth quarter of fiscal 2018, highlighted by the following:

•	The year-over-year improvement in the Wireless division of $15 million was mainly due to postpaid RGU growth and the 3.9% increase in ABPU.

•

The year-over-year decrease in the Wireline division of $34 million was mainly due to the decrease in revenue, a $10 million provision related primarily to the CRTC decision to reduce wholesale broadband rates available to third party internet providers from 2016 onward, and higher programming costs.

Shaw Communications Inc.

Operating margin for the fourth quarter of 39.7% decreased 220-basis points compared to 41.9% in the fourth quarter of fiscal 2018 mainly due to a 250-basis points decrease in the Wireline operating margin for the reasons noted above, partially offset by a 290-basis points increase in the Wireless operating margin primarily due to increased service revenues.

Compared to the third quarter of fiscal 2019, operating income before restructuring costs and amortization for the current quarter increased $7 million primarily due to an $8 million increase in the Wireline division mainly as a result of the impact of the $15 million payment to address certain IP licensing matters in the prior quarter partially offset a $10 million provision related primarily to the CRTC decision to reduce wholesale broadband rates available to third party internet providers from 2016 onward in the current quarter, partially offset by a $1 million decrease in the Wireless division.

For the twelve-month period ended August 31, 2019, operating income before restructuring costs and amortization of $2.16 billion increased $104 million or 5.1% from $2.06 billion for the comparable prior year period.

•

Wireless operating income before restructuring costs and amortization for the twelve-month period increased $64 million or 45.1% over the comparable period driven primarily by subscriber growth, higher equipment margins and ABPU growth, partially offset by higher distribution channel costs and the impact of the $13 million credit for a retroactive domestic roaming rate adjustment in the prior year.

•

Wireline operating income before restructuring costs and amortization for the twelve-month period increased $40 million or 2.1% over the comparable period primarily as a result of lower operating costs mainly related to VDP partially offset by the $10 million provision related primarily to the CRTC decision to reduce wholesale broadband rates available to third party internet providers from 2016 onward and the impact of the $15 million payment to address certain IP licensing matters.

Free cash flow

Free cash flow for the fourth quarter of fiscal 2019 of $45 million increased $14 million from $31 million in the fourth quarter of fiscal 2018, mainly due to a $51 million decrease in capital expenditures and lower cash taxes partially offset by an $19 million decrease in operating income before restructuring costs and amortization and lower dividends received from equity accounted associates.

For the twelve-month period, free cash flow of $545 million increased $160 million or 41.6% from $385 million for the comparable period, mainly due to a planned decrease in capital expenditures of $149 million and an increase in operating income before restructuring costs and amortization of $104 million partially offset by an $82 million decrease in dividends from equity accounted associates.

Shaw Communications Inc.

Net income (loss)

Net income of $167 million and $738 million for the three and twelve months ended August 31, 2019, compared to a net income of $196 million and $33 million for the same periods in fiscal 2018. The changes in net income are outlined in the following table.

	August 31, 2019 net income compared to:
	Three months ended		Year ended
(millions of Canadian dollars)	May 31, 2019	August 31, 2018 (restated)(1)	August 31, 2018 (restated)(1)
Increased (decreased) operating income before restructuring costs and amortization(2)	7	(19)	104
Decreased restructuring costs	10	26	455
Decreased (increased) amortization	13	10	(13)
Change in net other costs and revenue(3)	34	(39)	145
Decreased (increased) income taxes	(126)	(7)	8
Increased income from discontinued operations, net of tax	—	—	6

	(62)	(29)	705

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”
(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures”
(3)

Net other costs and revenue include equity income (loss) of an associate or joint venture, business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income

Restructuring costs in the fourth quarter of fiscal 2018 of approximately $16 million related to further organizational restructuring under the TBT initiative and VDP program offered in the second quarter of fiscal 2018. The costs primarily relate to severance and other employee costs as well as other costs directly associated with the TBT initiative. The $10 million recovery of restructuring costs in the fourth quarter of fiscal 2019 is the result of approximately 90 employees either rescinding their acceptance of the VDP package with the approval of the Company or forgoing their package to expedite their departure date.

Net other costs and revenue in the twelve-month period of fiscal 2019 includes a $109 million loss related to the disposition of the Company’s equity investment in Corus Entertainment Inc. (“Corus”) in the third quarter of fiscal 2019 while the twelve-month period of fiscal 2018 included a $284 million impairment from the Company’s investment in Corus.

Shaw Communications Inc.

Outlook

The Company is introducing its fiscal 2020 guidance which includes our preliminary estimate of the impact of IFRS 16, Leases (IFRS 16). Financial results for fiscal 2019 will not be restated with the impact of IFRS 16; we estimate that our operating income before restructuring costs and amortization for 2019 would have been approximately $155 million higher under IFRS 16 (approximately 55% attributable to Wireline and approximately 45% to Wireless). With the adoption of IFRS 16, our definition of free cash flow will be adjusted to remove the increase to operating income before restructuring costs and amortization attributable to IFRS 16 to ensure a consistent focus on free cash flow generation.

Consolidated	Fiscal 2020 Guidance as reported [1]	Fiscal 2020 Guidance excluding IFRS 16 [1]
Operating Income before Restructuring Costs and Amortization	11% to 12%	4% to 5%
Capital Expenditures [2]	Approximately $1.1 billion	Approximately $1.1 billion
Free Cash Flow [3]	Approximately $700 million	Approximately $700 million

1.

Fiscal 2020 guidance reflects our preliminary estimate of the impact of the implementation of IFRS 16, Leases. While financial results for fiscal 2019 will not be restated, our preliminary estimate is that 2019 consolidated operating income before restructuring costs and amortization would have increased by approximately $155 million to $2,316 million. When applying the estimated non-cash IFRS 16 impact to fiscal 2019, our fiscal 2020 consolidated operating income before restructuring costs and amortization represents growth of 4% to 5% as referenced in the table above.

2.	Capital Expenditure guidance excludes expenditures for spectrum licenses.
3.

Definition of Free Cash Flow has been adjusted to remove the estimated non-cash increase to operating income before restructuring costs and amortization attributable to IFRS 16 to ensure a consistent focus on free cash flow generation

The Company’s guidance also includes assumptions related to cost savings that will be achieved through the TBT initiative (specifically VDP savings) and are expected to amount to a combined $200 million in fiscal 2020 (approximately $125 million attributable to operating expenses and $75 million attributable to capital expenditures) which is materially in line with the original estimate of $215 million.

See “Caution concerning forward-looking statements.”

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS

Shaw Communications Inc.

financial measures and additional GAAP measures have not been presented as an alternative to revenue, net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, equity income/loss of an associate or joint venture, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is one measure used by the investing community to value the business.

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2019	2018 (restated)(1)	2019	2018 (restated)(1)
Operating income from continuing operations	297	281	1,132	586
Add back (deduct):
Restructuring costs	(10)	16	(9)	446
Amortization:
Deferred equipment revenue	(5)	(6)	(21)	(30)
Deferred equipment costs	19	25	85	110
Property, plant and equipment, intangibles and other	236	240	974	945

Operating income before restructuring costs and amortization	537	556	2,161	2,057

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue. Operating margin is also one of the measures used by the investing community to value the business.

	Three months ended August 31,			Year ended August 31,
	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Wireline	45.1%	47.6%	(5.3)	45.5%	44.6%	2.0
Wireless	19.1%	16.2%	17.9	19.5%	15.8%	23.4

Combined Wireline and Wireless	39.7%	41.9%	(5.3)	40.4%	39.6%	2.0

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. See “Accounting Standards”

Shaw Communications Inc.

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items is calculated as revenue less operating, general and administrative expenses from discontinued operations. This measure is used in the determination of free cash flow.

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2019	2018	2019	2018
Loss from discontinued operations, net of tax	—	—	—	—
Add back (deduct):
Loss on divestiture, net of tax	—	—	—	(6)

Loss from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	—	—	—	(6)

Net debt leverage ratio

The Company uses this ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

Free cash flow is comprised of operating income before restructuring costs and amortization, adding dividends from equity accounted associates, changes in receivable related balances with respect to wireline customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Revenue
Consumer	923	942	(2.0)	3,707	3,725	(0.5)
Business	148	145	2.1	593	567	4.6

Wireline	1,071	1,087	(1.5)	4,300	4,292	0.2
Service	187	157	19.1	701	564	24.3
Equipment	96	84	14.3	353	337	4.7

Wireless	283	241	17.4	1,054	901	17.0

	1,354	1,328	2.0	5,354	5,193	3.1
Intersegment eliminations	(2)	(1)	100.0	(7)	(4)	75.0

	1,352	1,327	1.9	5,347	5,189	3.0

Operating income before restructuring costs and amortization(2)
Wireline	483	517	(6.6)	1,955	1,915	2.1
Wireless	54	39	38.5	206	142	45.1

	537	556	(3.4)	2,161	2,057	5.1

Capital expenditures and equipment costs (net):(3)
Wireline	234	330	(29.1)	827	1,018	(18.8)
Wireless	148	103	43.7	385	343	12.2

	382	433	(11.8)	1,212	1,361	(10.9)

Free cash flow before the following	155	123	26.0	949	696	36.4
Less:
Interest	(66)	(63)	4.8	(256)	(247)	3.6
Cash taxes	(41)	(50)	(18.0)	(160)	(166)	(3.6)
Other adjustments:
Dividends from equity accounted associates	—	23	(100.0)	10	92	(89.1)
Non-cash share-based compensation	1	—	100.0	3	2	50.0
Pension adjustment	(2)	(1)	100.0	7	11	(36.4)
Customer equipment financing	—	1	(100.0)	1	5	(80.0)
Preferred share dividends	(2)	(2)	—	(9)	(8)	12.5

Free cash flow	45	31	45.2	545	385	41.6

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”
(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures”
(3)	Per Note 3 to the unaudited interim Consolidated Financial Statements

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Consumer	923	942	(2.0)	3,707	3,725	(0.5)
Business	148	145	2.1	593	567	4.6

Wireline revenue	1,071	1,087	(1.5)	4,300	4,292	0.2
Operating income before restructuring and amortization(2)	483	517	(6.6)	1,955	1,915	2.1

Operating margin(2)	45.1%	47.6%	(5.3)	45.5%	44.6%	2.0

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. See “Accounting Standards”
(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures”

In the fourth quarter of fiscal 2019, Wireline RGUs decreased by 54,361 compared to a 59,231 RGU loss in the fourth quarter of fiscal 2018. The current quarter includes growth in Consumer Internet RGUs of approximately 11,400 whereas the mature products within the Consumer division, including Video, Satellite and Phone declined in the aggregate by 69,300 RGUs. The Company remains focused on growing Internet subscribers, primarily through two-year ValuePlans, and on attracting and retaining high quality Video subscribers which supports its Consumer profitability objectives.

Revenue highlights include:

•

Consumer revenue for the fourth quarter of fiscal 2019 decreased by $19 million or 2.0%, compared to the fourth quarter of fiscal 2018 as contributions from rate adjustments and growth in Internet revenue were offset by declines in Video, Satellite and Phone subscribers and revenue.

•	As compared to the third quarter of fiscal 2019, the current quarter revenue decreased by $2 million or 0.2%.

•

Business revenue of $148 million for the fourth quarter of fiscal 2019 was up $3 million or 2.1% over the fourth quarter of fiscal 2018, reflecting continued demand for the SmartSuite of business products.

•	As compared to the third quarter of fiscal 2019, the current quarter revenue decreased $2 million or 1.3%.

Operating income before restructuring costs and amortization highlights include:

•

Operating income before restructuring costs and amortization for the fourth quarter of fiscal 2019 of $483 million was down 6.6% or $34 million from $517 million in the fourth quarter of fiscal 2018. The decrease relates primarily to the decrease in revenue, including the $10 million provision related primarily to the CRTC decision to reduce wholesale broadband rates available to third party internet providers from 2016 onward, and higher programming costs.

•

As compared to the third quarter of fiscal 2019, Wireline operating income before restructuring costs and amortization for the current quarter increased by $8 million mainly as a result of the impact of the $15 million payment to address certain IP licensing matters in the prior quarter partially offset by a $10 million provision related primarily to the CRTC decision to reduce wholesale broadband rates available to third party internet providers from 2016 onward in the current quarter.

Shaw Communications Inc.

Wireless

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Service	187	157	19.1	701	564	24.3
Equipment and other	96	84	14.3	353	337	4.7

Wireless revenue	283	241	17.4	1,054	901	17.0
Operating income before restructuring and amortization(2)	54	39	38.5	206	142	45.1

Operating margin(2)	19.1%	16.2%	17.9	19.5%	15.8%	23.4

The Wireless division added 90,744 RGUs in the fourth quarter of fiscal 2019 as compared to 85,014 RGUs gained in the fourth quarter of fiscal 2018. The increase in the postpaid subscriber base reflects the seasonally active back-to-school period and continued customer demand for the Big Gig data-centric pricing and packaging options, including Absolute Zero. The increase in the prepaid customer base reflects the success of the new plans that were launched in the market in early April.

Revenue highlights include:

•

Revenue of $283 million for the fourth quarter of fiscal 2019 increased $42 million or 17.4% over the fourth quarter of fiscal 2018. The increase was driven mainly by higher service revenues which contributed an incremental $30 million or 19.1% to consolidated revenue primarily due to higher postpaid RGUs (approximately 288,000 since August 31, 2018) and a 3.9% and 0.5% year-over-year increase in ABPU to $42.58 and ARPU to $38.59, respectively. There was also a $12 million or 14.3% increase in equipment revenue.

•

As compared to the third quarter of fiscal 2019, the current quarter revenue increased $32 million or 12.7%, while ABPU increased by $0.28 or 0.7% (ABPU of $42.30 in the third quarter of fiscal 2019), and ARPU increased by $0.23 or 0.6% (ARPU of $38.36 in the third quarter of fiscal 2019). The quarter-over-quarter increase in both ABPU and ARPU was driven primarily by our expanding and improving network and customer demand for the Big Gig data-centric pricing and packaging options.

Operating income before restructuring costs and amortization highlights include:

•

Operating income before restructuring costs and amortization of $54 million for the fourth quarter of fiscal 2019 improved by $15 million over the fourth quarter of fiscal 2018. The improvements were mainly due to postpaid RGU growth and the 3.9% increase in ABPU.

•	As compared to the third quarter of fiscal 2019, operating income before restructuring costs and amortization for the current quarter decreased $1 million or 1.8%.

Shaw Communications Inc.

Capital expenditures and equipment costs

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2019	2018 (restated)[1]	Change %	2019	2018 (restated)[1]	Change %
Wireline
New housing development	39	35	11.4	138	124	11.3
Success-based	66	64	3.1	256	278	(7.9)
Upgrades and enhancements	90	185	(51.4)	346	493	(29.8)
Replacement	10	9	11.1	28	31	(9.7)
Building and other	29	37	(21.6)	59	92	(35.9)

Total as per Note 3 to the unaudited interim consolidated financial statements	234	330	(29.1)	827	1,018	(18.8)

Wireless
Total as per Note 3 to the unaudited interim consolidated financial statements	148	103	43.7	385	343	12.2

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements	382	433	(11.8)	1,212	1,361	(10.9)

(1)	Fiscal 2018 reported figures have been restated as a result of a change in accounting policy. See “Accounting Standards”

In the fourth quarter of fiscal 2019, capital investment of $382 million decreased $51 million compared to the prior year period. Wireline capital spending decreased by approximately $96 million primarily due to lower network investments. Wireless spending increased by approximately $45 million year-over-year due to the continued deployment of 700 MHz spectrum and the expansion of the wireless network into new markets.

Wireline highlights include:

•

For the quarter, investment in combined upgrades, enhancements and replacement categories was $100 million, a $94 million or 48.5% decrease over the prior year driven by lower planned Wireline spend on system network infrastructure.

•	Investments in new housing development was $39 million, comparable to the prior period, driven by residential and commercial customer network growth and acquisition.

Wireless highlights include:

•

Capital investment of $148 million in the fourth quarter increased relative to the fourth quarter of fiscal 2018 by $45 million, primarily due to the planned increase in Wireless spending in the current year. In fiscal 2019, the Company continued to focus on investment in the Wireless network and infrastructure, specifically the deployment of 700 MHz spectrum, LTE and small cells as well as retail expansion in new and existing markets and enhancements to the back-office systems.

Shaw Communications Inc.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization(2)	Net income (loss) from continuing operations attributable to equity shareholders	Net income (loss) attributable to equity shareholders	Net income (loss)(3)	Basic and Diluted earnings (loss) per share from continuing operations	Basic and Diluted earnings (loss) per share
(millions of Canadian dollars except per share amounts)
2019
Fourth	1,352	537	167	167	167	0.32	0.32
Third	1,324	530	227	227	229	0.44	0.44
Second	1,316	549	155	155	155	0.30	0.30
First	1,355	545	187	187	187	0.36	0.36
2018
Fourth(1)	1,326	555	194	194	194	0.38	0.38
Third(1)	1,289	538	(99)	(99)	(99)	(0.20)	(0.20)
Second(1)	1,329	483	(175)	(175)	(175)	(0.35)	(0.35)
First(1)	1,245	480	117	111	111	0.23	0.22

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”.
(2)	See definition and discussion under “Non-IFRS and additional GAAP measures.”
(3)	Net income attributable to both equity shareholders and non-controlling interests

F19 Q4 vs F19 Q3	In the fourth quarter of fiscal 2019, net income decreased $62 million compared to the third quarter of fiscal 2019 mainly due to a $21 million increase in current taxes in the fourth quarter, a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment, and the $102 million impact of a tax rate change on deferred taxes partially offset by a $109 million loss on the disposal of the Company’s entire equity investment in Corus all recorded in the third quarter.

F19 Q3 vs F19 Q2	In the third quarter of fiscal 2019, net income increased $74 million compared to the second quarter of fiscal 2019 mainly due to a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment and the $102 million impact of a tax rate change on deferred taxes partially offset by a $109 million loss on the disposal of the Company’s investment in Corus all recorded in the third quarter.

F19 Q2 vs F19 Q1	In the second quarter of fiscal 2019, net income decreased $32 million compared to the first quarter of fiscal 2019 mainly due to a $20 million decrease in equity income related to the Company’s investment in Corus in the quarter and higher income taxes.

F19 Q1 vs F18 Q4	In the first quarter of fiscal 2019, net income decreased $7 million compared to the fourth quarter of fiscal 2018 mainly due to a $10 million decrease in operating income before restructuring costs and amortization and a decrease in other gains mainly related to a $16 million gain on the sale of certain wireless spectrum licenses in the fourth quarter of fiscal 2018. These decreases were partially offset by a $10 million increase in equity income related to the Company’s investment in Corus in the first quarter.

F18 Q4 vs F18 Q3	In the fourth quarter of fiscal 2018, net income improved by $293 million compared to the third quarter of fiscal 2018 primarily due to an impairment charge of $284 million related to the Company’s investment in Corus recorded in the third quarter.

Shaw Communications Inc.

F18 Q3 vs F18 Q2	In the third quarter of fiscal 2018, the net loss decreased $76 million compared to the second quarter of fiscal 2018 mainly due to a decrease in third quarter restructuring costs of $404 million and an increase in operating income before restructuring costs and amortization. The increase was partially offset by an impairment charge of $284 million related to the Company’s investment in Corus and higher income taxes in the third quarter.

F18 Q2 vs F18 Q1	In the second quarter of fiscal 2018, net income decreased $286 million compared to the first quarter of fiscal 2018 mainly due to $417 million of restructuring costs recorded during the second quarter related to the Company’s TBT initiative and composed primarily of the costs associated with the VDP, including severance and other employee related costs. The decrease was partially offset by increased wireless revenues of $93 million.

Other income and expense items

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. For the three and twelve months ended August 31, 2019, the category included a recovery of $10 and $9 million respectively in restructuring charges related to the Company’s TBT initiative for a total of $437 million since the beginning of the program in March 2018, of which $292 million has been paid up to and including August 31, 2019.

As a first step in the TBT, the VDP was offered to eligible employees in the second quarter of fiscal 2018. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package, representing approximately 25% of all employees at that time. The costs related to this program make up the majority of the restructuring costs recorded in the prior year; however, in the first quarter of fiscal 2019, further organizational changes in the execution of TBT resulted in additional restructuring costs of $1 million. In addition, approximately 90 employees either rescinded their acceptance of the VDP package with the approval of the Company or declined their package in order to expedite their departure date resulting in a $10 million recovery of restructuring costs in fiscal 2019.

In the fourth quarter of fiscal 2019, approximately 300 employees exited the Company, bringing the total number of employees who have departed under the VDP to approximately 2,300 employees.

Amortization

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Amortization revenue (expense)
Deferred equipment revenue	5	6	(16.7)	21	30	(30.0)
Deferred equipment costs	(19)	(25)	(24.0)	(85)	(110)	(22.7)
Property, plant and equipment, intangibles and other	(236)	(240)	(1.7)	(974)	(945)	3.1
(1) Fiscal 2018 reported figures have been restated as a result of a change in accounting policy. See “Accounting Standards”

Amortization of property, plant and equipment, intangibles and other decreased 1.7% and increased 3.1% for the three and twelve months ended August 31, 2019, respectively. The amortization of new expenditures exceeded the amortization of assets that became fully amortized during the year.

Shaw Communications Inc.

Amortization of financing costs and interest expense

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2019	2018	Change %	2019	2018	Change %
Amortization of financing costs – long-term debt	1	2	(50.0)	3	3	—
Interest expense	66	64	3.1	258	248	4.0

Interest expense for the three and twelve months ended August 31, 2019, was higher than the comparable periods primarily due to higher average outstanding debt balances in the current year.

Equity income (loss) of an associate

For the three and twelve months ended August 31, 2019, the Company recorded equity income of $nil and $46 million, respectively, related to its interest in Corus, compared to equity income of $13 million and an equity loss of $200 million for the comparable periods. The year-over-year decrease substantially reflects a $284 million impairment from the Company’s investment in Corus recorded in the third quarter of fiscal 2018.

On May 31, 2019, the Company sold all of its 80,630,383 Class B non-voting participating shares of Corus at a price of $6.80 per share. Proceeds, net of transaction costs, were $526 million, which resulted in a loss of $109 million for the twelve months ended August 31, 2019.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

During the twelve-month period ended August 31, 2019, the Company recorded a net $32 million gain on the disposal of property, plant and equipment, a $6 million gain on the disposal of a non-core business, as well as a $15 million gain on the disposal of a minor portfolio investment.

Income taxes

Income taxes are higher in the quarter compared to the fourth quarter of fiscal 2018 mainly due to miscellaneous tax adjustments.

Shaw Communications Inc.

Financial position

Total assets were $15.6 billion at August 31, 2019, compared to $14.4 billion at August 31, 2018. The following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2018.

Current assets increased $1.16 billion primarily due to increases in cash of $1.06 billion, receivables of $34 million, inventory of $25 million, other current assets of $18 million, and current portion of contract assets of $16 million. Cash increased primarily due to the issuance of $1 billion of senior notes, netting proceeds of $993 million, proceeds of $551 million collected from the sale of Corus and other portfolio investments, proceeds of $59 million on the disposal of property, plant and equipment as well as funds provided by continuing operations. This was partially offset by cash outlays for the spectrum acquisition of $492 million and other capital additions.

Other current assets increased over the period mainly due to an increase in Wireless subscribers participating in the Company’s MyTab Boost, a plan that allows customers to pay less for their handset upfront if they pay a predetermined incremental amount on a monthly basis. This increase continues to be driven by growth in handset sales.

The current portion of contract assets increased over the period mainly due to an increase in Wireless subscribers participating in the Company’s discretionary wireless handset discount program, MyTab. Under IFRS 15, the portion of this discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Investments and other assets decreased by $623 million due to the disposal of the Company’s investment in Corus and another minor portfolio investment. Property, plant and equipment increased $181 million due to capital investments in excess of amortization. Intangible assets increased $497 million primarily due to the acquisition of spectrum for $492 million.

Current liabilities increased $1.21 billion during the period primarily due to an increase in the current portion of long-term debt of $1.25 billion due to the reclassification of a $1.25 billion senior note due in October 2019, and accounts payable and accrued liabilities of $45 million, partially offset by decreases in provisions of $21 million, income taxes payable of $51 million and current portion of contract liabilities of $10 million.

Accounts payable and accruals increased due to the timing of payment and fluctuations in various payables including capital expenditures, interest and programming costs. The decrease in current provisions was mainly due to the payment of restructuring costs related to the TBT. In connection with the VDP, the Company recorded a total of $437 million in restructuring charges in fiscal 2018 and 2019 primarily related to severance and other related costs, of which $292 million has been paid, $142 million is included in current provisions and $1 million is included in long-term provisions. Income taxes payable decreased due to normal course tax installment payments, partially offset by the current period provision.

Long-term debt decreased $253 million primarily due to the change in classification of the $1.25 billion senior note to current liabilities, partially offset by the issuance of $1 billion in senior notes, with $500 million due in 2023 and $500 million due in 2028.

Shareholders’ equity increased $320 million mainly due to an increase in share capital of $256 million and retained earnings of $118 million partially offset by an increase in accumulated other comprehensive loss of $55 million. Share capital increased due to the issuance of 10,147,427 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s stock option plan and Dividend Reinvestment

Shaw Communications Inc.

Plan (“DRIP”). Retained earnings increased due to current year income of $736 million partially offset by dividends of $618 million.

As at October 15, 2019, there were 494,400,771 Class B Non-Voting Shares, 10,012,393 Series A Shares, 1,987,607 Series B Shares and 22,372,064 Class A Shares issued and outstanding. As at October 15, 2019, 8,231,823 Class B Non-Voting Shares were issuable on exercise of outstanding options. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Liquidity and capital resources

In the twelve-month period ended August 31, 2019, the Company generated $545 million of free cash flow. Shaw used its free cash flow along with $551 million net proceeds from the sale of its investment in Corus Class B Shares and another minor portfolio investment, $993 million net proceeds from a senior note issuance, and proceeds on issuance of Class B Non-Voting Shares of $35 million to fund the net working capital change of $120 million, pay common share dividends of $389 million, purchase $492 million in spectrum licenses, and pay $124 million in restructuring costs.

Debt structure and financial policy

On November 2, 2018, the Company solidified its balance sheet through the issuance of $1 billion in senior notes, comprised of $500 million at a rate of 3.80% due November 2, 2023 and $500 million at a rate of 4.40% due November 2, 2028. The funds will be used for general corporate purposes which may include the repayment of indebtedness. On November 21, 2018, the Company amended the terms of its $1.5 billion bank credit facility to extend the maturity date to December 2023. The facility can be used for working capital and general corporate purposes, including to issue letters of credit.

The Company issued Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $217 million during the twelve-month period ending August 31, 2019. Subsequent to year-end, on October 25, 2019, and in accordance with the terms of our Dividend Reinvestment Plan (the “DRIP”), the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Shares on the open market. In addition, the Company will reduce its discount from 2% to 0% for the Class B Shares delivered under the DRIP. These changes to the DRIP will apply to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019.

Effective May 29, 2019, the Company amended the terms of its accounts receivable securitization program to extend the term of the program to May 29, 2022 and increase the sales committed up to a maximum of $200 million. As at August 31, 2019, $40 million was drawn under the program and, pursuant to the terms of the amendment, the Company will also be required to draw an additional $40 million (for a total of $80 million) under the program by November 1, 2019. The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statement of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any other assets of the Company.

As at August 31, 2019, the net debt leverage ratio for the Company was 1.9x. Considering the prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.0 to 2.5x would be optimal leverage for the Company in the current environment.

Shaw Communications Inc.

Should the ratio fall below this, other than on a temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Shares in the event that pricing levels were to drop precipitously.

Subsequent to year-end, on October 1, 2019, the Company repaid the $1.25 billion of 5.65% senior notes.

Subsequent to year-end, on October 25, 2019, the Company announced that it intends to implement a normal course issuer bid (“NCIB”) program to purchase up to 24,758,127 Class B Shares representing 5% of all of the issued and outstanding Class B Shares. The NCIB program has been approved by the Board of Directors but remains subject to approval by the Toronto Stock Exchange (“TSX”) and, if accepted, will be conducted in accordance with the applicable rules and policies of the TSX and applicable Canadian securities law.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	August 31, 2019	August 31, 2018 (restated)(3)
Short-term borrowings	40	40
Current portion of long-term debt	1,251	1
Long-term debt	4,057	4,310
50% of outstanding preferred shares	147	147
Cash	(1,446)	(384)

(A) Net debt(2)	4,049	4,114

Operating income before restructuring costs and amortization	2,161	2,056
Corus dividends	10	92

(B) Adjusted operating income before restructuring costs and amortization(2)	2,171	2,148

(A/B) Net debt leverage ratio	1.9x	1.9x

(1)	The following contains a description of the Company’s use of non-IFRS financial measures, provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.
(2)

These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies and have not been presented as an alternative to liquidity prescribed by IFRS.

(3)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization, restructuring, and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are defined as the aggregate interest expense for the most recently completed fiscal quarter multiplied by four.

As at August 31, 2019, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings which currently mature in December of 2023.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations, working capital requirements, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw

Shaw Communications Inc.

expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

On December 4, 2018, the Company entered into new unsecured letter of credit facilities, under which letters of credit were issued in favour of and filed with Innovation, Science and Economic Development Canada (“ISED”) to fulfill the pre-auction financial deposit requirement with respect to its application to participate in the 600 MHz spectrum auction which occurred during the period from March 14, 2019 to April 10, 2019. The Company’s wireless subsidiary, Freedom Mobile Inc., acquired 11 paired blocks of 20-year 600 MHz spectrum, across its wireless operating footprint, for a total price of $492 million. In accordance with 600 MHz auction terms, 20% ($98 million) was paid to ISED on April 26, 2019 and the remaining 80% balance ($394 million) was paid on May 24, 2019. As of August 31, 2019, all of the letters of credit were cancelled and the unsecured letter of credit facilities were all terminated.

As at August 31, 2019, the Company had $1.4 billion of cash on hand, its $1.5 billion bank credit facility was fully undrawn and there was an additional $160 million available to draw under its accounts receivable securitization program. On October 1, 2019, $1.25 billion of 5.65% senior notes and accrued interest were repaid by the Company with cash on hand.

Cash Flow

Operating Activities

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2019	2018 (restated)(1)	Change %	2019	2018 (restated)(1)	Change %
Funds flow from continuing operations	430	422	1.9	1,784	1,177	51.6
Net change in non-cash balances related to operations	5	34	(85.3)	(216)	178	>(100.0)
Operating activities of discontinued operations	—	—	—	—	(2)	100.0

	435	456	(4.6)	1,568	1,353	15.9

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “Accounting Standards”

For the three months ended August 31, 2019, funds flow from operating activities decreased over the comparable period in fiscal 2018 primarily due to a decrease in the net change in non-cash balances related to operations, which was partially offset by an increase in funds flow from continuing operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable and other current asset balances, and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2019	2018 (restated)(1)	Increase	2019	2018 (restated)(1)	Decrease
Cash used in investing activities	(319)	(318)	1	(1,133)	(1,176)	(43)

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflects a change in accounting policy. See “Accounting Standards”

For the three months ended August 31, 2019, the cash used in investing activities was consistent with the comparable period in fiscal 2018.

Shaw Communications Inc.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2019	2018	2019	2018
Senior notes - net borrowings	—	—	1,000	10
Bank loans - net borrowings	—	40	—	40
Bank facility arrangement costs	—	—	(9)	—
Dividends	(99)	(100)	(398)	(392)
Issuance of Class B Non-Voting Shares	2	12	35	43
Other	—	—	(1)	(1)

	(97)	(48)	627	(300)

On November 2, 2018, the Company solidified its balance sheet through the issuance of $1 billion in senior notes, comprised of $500 million at a rate of 3.80% due November 2, 2023 and $500 million at a rate of 4.40% due November 2, 2028, less transaction costs of $7 million. On November 21, 2018 the Company amended the terms of its $1.5 billion bank credit facility to extend the maturity date to December 2023 which resulted in $2 million in facility arrangement costs. (See “Liquidity and Capital Resources” for further detail).

Contractual Obligations

There has been no material change in the Company’s contractual obligations, including commitments for capital expenditures, between August 31, 2018 and August 31, 2019.

Accounting standards

The MD&A included in the Company’s August 31, 2018 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s MD&A for the year ended August 31, 2018. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

a) New accounting standards

We adopted the following new accounting standards effective September 1, 2018.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaced IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps:

(1)	identify the contract(s) with a customer;

(2)	identify the performance obligations in the contract;

(3)	determine the transaction price;

(4)	allocate the transaction price to the performance obligations in the contract; and,

(5)	recognize revenue when (or as) the entity satisfies a performance obligation.

Shaw Communications Inc.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of IFRS 15 impacted the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers.

The application of this standard most significantly affected our Wireless arrangements that bundle equipment and service together, specifically with regards to the timing of recognition and classification of revenue. The timing of recognition and classification of revenue was affected because at contract inception, IFRS 15 requires the estimation of total consideration to be received over the contract term, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. This resulted in a decrease to equipment revenue recognized at contract inception, as the discount previously recognized over 24 months is now recognized at contract inception, and a decrease to service revenue recognized over the course of the contract, as a portion of the discount previously allocated solely to equipment revenue is allocated to service revenue. The measurement of total revenue recognized over the life of a contract was unaffected by the new standard.

IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. The Company previously expensed such costs as incurred.

The Company’s financial position was also impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers.

For purposes of applying the new standard on an ongoing basis, we are required to make judgments in respect of the new standard, including judgments in determining whether a promise to deliver goods or services is considered distinct, how to determine the transaction prices and how to allocate those amounts amongst the associated performance obligations. We must also exercise judgment as to whether sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized and subsequently amortized on a systematic basis over time.

We have made a policy choice to adopt IFRS 15 with full retrospective application, subject to certain practical expedients. As a result, all comparative information in these financial statements has been prepared as if IFRS 15 had been in effect since September 1, 2017. The accounting policies set out in note 2 have been applied in preparing the interim consolidated financial statements as at and for the three and twelve months ended August 31, 2019, the comparative information presented for the three and twelve months ended August 31, 2018, and for the consolidated statements of financial position as at September 1, 2017 and August 31, 2018.

Upon adoption of, and transition to, IFRS 15, we elected to utilize the following practical expedients:

•	Completed contracts that begin and end within the same annual reporting period and those completed before September 1, 2017 are not restated;

•

Contracts modified prior to September 1, 2017 are not restated. The aggregate effect of these modifications is reflected when identifying the satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to the satisfied and unsatisfied performance obligations; and

Shaw Communications Inc.

•

Not disclose, on an annual basis, the unsatisfied portions of performance obligations related to contracts with a duration of one year or less or where the revenue we recognize is equal to the amount invoiced to the customer.

Impacts of IFRS 15, Revenue from Contracts with Customers

The effect of transition to IFRS 15 on impacted line items on our condensed Consolidated Statements of Income as disclosed in “Transition adjustments” below for the three and twelve months ended August 31, 2018, are as follows:

		Three months ended August 31, 2018			Year ended August 31, 2018
(millions of Canadian dollars)		As reported	Effect of transition	Subsequent to transition	As reported	Effect of transition	Subsequent to transition
Revenue	i.	1,336	(9)	1,327	5,239	(50)	5,189
Operating, general and administrative expenses	ii.	(776)	5	(771)	(3,150)	18	(3,132)
Other revenue (expense)		26	—	26	29	3	32
Income tax expense (recovery)		61	(2)	59	143	(12)	131
Net income (loss) from continuing operations		200	(2)	198	66	(17)	49

i) Allocation of transaction price

Revenue recognized at point of sale requires the estimation of total consideration over the contract term and allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, equipment revenue recognized at contract inception, as well as service revenue recognized over the course of the contract is lower than previously recognized as noted above.

ii) Deferred commission costs

Costs incurred to obtain or fulfill a contract with a customer were previously expensed as incurred. Under IFRS 15, these costs are capitalized and subsequently amortized as an expense over the life of the customer on a rational, systematic basis consistent with the pattern of the transfer of goods and services to which the asset relates. As a result, commission costs are reduced in the period, with an offsetting increase in amortization of capitalized costs over the average life of a customer.

The effect of transition to IFRS 15 on our disaggregated revenues for the three and twelve months ended August 31, 2018 are as follows:

	Three months ended August 31, 2018			Year ended August 31, 2018
(millions of Canadian dollars)	As reported	Effect of transition	Subsequent to transition	As reported	Effect of transition	Subsequent to transition
Services
Wireline - Consumer	942	—	942	3,725	—	3,725
Wireline - Business	145	—	145	567	—	567
Wireless	167	(10)	157	595	(31)	564

	1,254	(10)	1,244	4,887	(31)	4,856

Equipment and other
Wireless	83	1	84	356	(19)	337

	83	1	84	356	(19)	337

Intersegment eliminations	(1)	—	(1)	(4)	—	(4)

Total revenue	1,336	(9)	1,327	5,239	(50)	5,189

For the year ended August 31, 2018, the total effect of transition on revenue was a decrease of $50 million. Additional details on the full impact of IFRS 15 on fiscal 2018 results can be found under

Shaw Communications Inc.

Note 2 of the Consolidated Financial Statements of the Company for the year ended August 31, 2018.

The effect of transition to IFRS 15 on impacted line items on our condensed Consolidated Statements of Financial Position as disclosed in “Transition adjustments” below as at September 1, 2017 and August 31, 2018 are as follows:

		As at September 1, 2017			As at August 31, 2018
(millions of Canadian dollars)		As reported	Effect of transition	Subsequent to transition	As reported	Effect of transition	Subsequent to transition
Current portion of contract assets	i.	—	15	15	—	59	59
Other current assets	ii.	155	24	179	286	(13)	273
Contract assets	i.	—	44	44	—	76	76
Other long-term assets	ii.	255	(39)	216	300	(102)	198
Accounts payable and accrued liabilities	i.	913	(4)	909	971	(1)	970
Unearned revenue	i.	211	(211)	—	221	(221)	—
Current portion of contract liabilities	i.	—	214	214	—	226	226
Deferred credits	i.	490	(21)	469	460	(18)	442
Deferred income tax liabilities	ii.	1,858	5	1,863	1,894	(7)	1,887
Contract liabilities	i.	—	21	21	—	18	18
Shareholders’ equity		6,154	40	6,194	5,957	22	5,979

i) Contract assets and liabilities

Contract assets and liabilities are the result of the difference in timing related to revenue recognized at the beginning of a contract and cash collected. Contract assets arise primarily as a result of the difference between revenue recognized on the sale of wireless device at the onset of a term contract and the cash collected at the point of sale.

Contract liabilities are the result of receiving payment related to a customer contract before providing the related goods or services. We account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

ii) Deferred commission cost asset

Under IFRS 15, we will defer commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 to 36 months.

Refer to “Transition adjustments” below for the impact of application of IFRS 15 on our previously reported consolidated statements of cash flows.

•

IFRS 9 Financial Instruments was revised and issued in July 2014 and replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes updated guidance on the classification and measurement of financial instruments, new guidance on measuring impairment on financial assets, and new hedge accounting guidance. We have applied IFRS 9, and the related consequential amendments to other IFRSs, on a retrospective basis except for the changes to hedge accounting as described below which were applied on a prospective basis. The adoption of IFRS 9 did not have a significant impact on our financial performance or the carrying amounts of our financial instruments as set out in “Transition adjustments” below.

Shaw Communications Inc.

IFRS 9 replaces the classification and measurement models in IAS 39 with a single model under which financial assets are classified and measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL) and eliminates the IAS 39 categories of held-to-maturity, loans and receivables and available-for-sale. Investments and equity instruments are required to be measured by default at FVTPL unless an irrevocable option for each equity instrument is taken to measure at FVOCI. The classification and measurement of financial assets is based on the business model that the asset is managed and its contractual cash flow characteristics. The adoption of IFRS 9 did not change the measurement bases of our financial assets

•	Cash and derivative instruments classified as held-for-trading and measured at FVTPL under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of FVTPL

•

Investments in equity securities not quoted in an active market and where fair value cannot be reliably measured that were classified as available-for-sale and recorded at cost less impairment under IAS 39 are now required to be classified and measured at FVTPL under IFRS 9. There has been no change to the measurement of these assets on transition

•

Trade and other receivables classified as loans and receivables and measured at amortized cost under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of amortized cost

For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. We did not choose the option of designating any financial liabilities at FVTPL as such, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities as all liabilities continue to be measured at amortized cost.

The impairment of financial assets under IFRS 9 is based on an expected credit loss (ECL) model, as opposed to the incurred loss model in IAS 39. IFRS 9 applies to financial assets measured at amortized cost, including contract assets under IFRS 15, and requires that we consider factors that include historical, current and forward-looking information when measuring the ECL. We use the simplified approach for measuring losses based on the lifetime ECL for trade receivables and contract assets. Amounts considered uncollectible are written off and recognized in operating, general and administrative expenses in the Consolidated Statement of Income. This change did not have a significant impact to our receivables.

IFRS 9 does not fundamentally change the types of hedging relationships or the requirements to measure and recognize ineffectiveness; however, it requires us to ensure that the hedge accounting relationships are aligned with our risk management objective and strategy and to apply a more qualitative and forward-looking approach to assess hedge effectiveness. It also requires that amounts related to cash flow hedges of anticipated purchases of non-financial assets settled during the period to be reclassified from accumulated other comprehensive income to the initial cost of the non-financial asset when it is recognized. Under IAS 39, when an anticipated transaction was subsequently recorded as a non-financial asset, the amounts were reclassified from other comprehensive income (loss).

In accordance with IFRS 9’s transition provisions for hedge accounting, the Company has applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application without restatement of prior period comparatives. The Company’s qualifying hedging relationships in place as at August 31, 2018 also qualified for hedge accounting in accordance with IFRS 9 and were therefore regarded as continuing hedging relationships. As the critical terms of the hedging instruments match those of their corresponding hedged items, all hedging relationships continue to be effective under IFRS 9’s effectiveness assessment requirements. The Company has not designated any hedging relationships under IFRS 9 that would not have met the qualifying hedge accounting criteria under IAS 39.

Shaw Communications Inc.

b) Change in accounting policy

Effective September 1, 2018, the Company voluntarily changed its accounting policy related to the treatment of digital cable terminals (“DCTs”) to record them as property, plant and equipment rather than inventory upon acquisition. The Company believes that the change in accounting policy will result in clearer and more relevant financial information as the Company has recently changed its offerings to customers, which has resulted in DCTs being predominantly rented rather than sold to customers. Previously, inventories included DCTs which were held pending rental or sale to the customer at cost or at a subsidized price. When the subscriber equipment was rented, it was transferred to property, plant and equipment and amortized over its useful life and then removed from capital and returned to inventory when returned by a customer. Under the new policy, all DCTs will be classified as property, plant and equipment regardless of whether or not they are currently deployed to a customer as the Company believes that this better reflects the economic substance of its operations. This change in accounting policy has been applied retrospectively. Refer to “Transition adjustments” below for the impact of this change of accounting policy on previously reported Consolidated Statements of Financial Position, Consolidated Statements of Income and Consolidated Statements of Cash Flows.

Shaw Communications Inc.

c) Transition and change in accounting policy adjustments

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statements of Income for the three and twelve months ended August 31, 2018.

	Three months ended August 31, 2018				Year ended August 31, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
Revenue	1,336	(9)	—	1,327	5,239	(50)	—	5,189
Operating, general and administrative expenses	(776)	5	—	(771)	(3,150)	18	—	(3,132)
Restructuring costs	(16)	—	—	(16)	(446)	—	—	(446)
Amortization:
Deferred equipment revenue	6	—	—	6	30	—	—	30
Deferred equipment costs	(25)	—	—	(25)	(110)	—	—	(110)
Property, plant and equipment, intangibles and other	(237)	—	(3)	(240)	(932)	—	(13)	(945)

Operating income from continuing operations	288	(4)	(3)	281	631	(32)	(13)	586
Amortization of financing costs — long-term debt	(2)	—	—	(2)	(3)	—	—	(3)
Interest expense	(64)	—	—	(64)	(248)	—	—	(248)
Equity income of an associate or joint venture	13	—	—	13	(200)	—	—	(200)
Other revenue (expense)	26	—	—	26	29	3	—	32

Income from continuing operations before income taxes	261	(4)	(3)	254	209	(29)	(13)	167
Current income tax expense	41	—	—	41	137	—	—	137
Deferred income tax expense (recovery)	20	(2)	(1)	17	6	(12)	(3)	(9)

Net income from continuing operations	200	(2)	(2)	196	66	(17)	(10)	39
Loss from discontinued operations, net of tax	—	—	—	—	(6)	—	—	(6)

Net income	200	(2)	(2)	196	60	(17)	(10)	33

Net income from continuing operations attributable to:
Equity shareholders	200	(2)	(2)	196	66	(17)	(10)	39

Loss from discontinued operations attributable to:
Equity shareholders	—	—	—	—	(6)	—	—	(6)

Basic earnings (loss) per share
Continuing operations	0.39	—	—	0.38	0.11	—	—	0.06
Discontinued operations	—	—	—	—	(0.01)	—	—	(0.01)

	0.39	—	—	0.38	0.10	—	—	0.05

Diluted earnings (loss) per share
Continuing operations	0.39	—	—	0.38	0.11	—	—	0.06
Discontinued operations	—	—	—	—	(0.01)	—	—	(0.01)

	0.39	—	—	0.38	0.10	—	—	0.05

Shaw Communications Inc.

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statement of Financial Position as at September 1, 2017 and August 31, 2018.

	As at August 31, 2018				As at September 1, 2017
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
ASSETS
Current
Cash	384	—	—	384	507	—	—	507
Accounts receivable	255	—	(2)	253	286	—	—	286
Inventories	101	—	(40)	61	109	—	(50)	59
Other current assets	286	(13)	—	273	155	24	—	179
Current portion of contract assets	—	59	—	59	—	15	—	15
Assets held for sale	—	—	—	—	61	—	—	61

	1,026	46	(42)	1,030	1,118	39	(50)	1,107
Investments and other assets	660	—	—	660	937	—	—	937
Property, plant and equipment	4,672	—	30	4,702	4,344	—	50	4,394
Other long-term assets	300	(102)	(1)	197	255	(39)	—	216
Deferred income tax assets	4	—	—	4	4	—	—	4
Intangibles	7,482	—	—	7,482	7,435	—	—	7,435
Goodwill	280	—	—	280	280	—	—	280
Contract assets	—	76	—	76	—	44	—	44

	14,424	20	(13)	14,431	14,373	44	—	14,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings	40	—	—	40	—	—	—	—
Accounts payable and accrued liabilities	971	(1)	—	970	913	(4)	—	909
Provisions	245	—	—	245	76	—	—	76
Income taxes payable	133	—	—	133	151	—	—	151
Unearned revenue	221	(221)	—	—	211	(211)	—	—
Current portion of contract liabilities	—	226	—	226	—	214	—	214
Current portion of long-term debt	1	—	—	1	2	—	—	2
Liabilities held for sale	—	—	—	—	39	—	—	39

	1,611	4	—	1,615	1,392	(1)	—	1,391
Long-term debt	4,310	—	—	4,310	4,298	—	—	4,298
Other long-term liabilities	13	—	—	13	114	—	—	114
Provisions	179	—	—	179	67	—	—	67
Deferred credits	460	(18)	—	442	490	(21)	—	469
Contract liabilities	—	18	—	18	—	21	—	21
Deferred income tax liabilities	1,894	(7)	(3)	1,884	1,858	5	—	1,863

	8,467	(3)	(3)	8,461	8,219	4	—	8,223
Shareholders’ equity
Common and preferred shareholders	5,956	22	(9)	5,969	6,153	40	—	6,193
Non-controlling interests in subsidiaries	1	—	—	1	1	—	—	1

	5,957	22	(9)	5,970	6,154	40	—	6,194

	14,424	19	(12)	14,431	14,373	44	—	14,417

Shaw Communications Inc.

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statement of Cash Flows for the three and twelve months ended August 31, 2018.

	Three months ended August 31, 2018				Year ended August 31, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
OPERATING ACTIVITIES
Funds flow from continuing operations	441	(19)	—	422	1,259	(82)	—	1,177
Net change in non-cash balances related to continuing operations	16	19	(1)	34	102	82	(6)	178
Operating activities of discontinued operations	—	—	—	—	(2)	—	—	(2)

	457	—	(1)	456	1,359	—	(6)	1,353

INVESTING ACTIVITIES
Additions to property, plant and equipment	(294)	—	1	(293)	(1,127)	—	6	(1,121)
Additions to equipment costs (net)	(12)	—	—	(12)	(49)	—	—	(49)
Additions to other intangibles	(46)	—	—	(46)	(131)	—	—	(131)
Proceeds on sale of spectrum licenses	35	—	—	35	35	—	—	35
Purchase of specturm licenses	(25)	—	—	(25)	(25)	—	—	(25)
Proceeds on sale of discontinued operations, net of cash sold	—	—	—	—	18	—	—	18
Net additions to investments and other assets	23	—	—	23	88	—	—	88
Proceeds on disposal of property, plant and equipment	—	—	—	—	9	—	—	9

	(319)	—	1	(318)	(1,182)	—	6	(1,176)

FINANCING ACTIVITIES
Increase in short-term borrowings	40	—	—	40	40	—	—	40
Increase in long-term debt	—	—	—	—	10	—	—	10
Issue of Class B Non-Voting Shares	12	—	—	12	43	—	—	43
Dividends paid on Class A Shares and Class B Non-Voting Shares	(98)	—	—	(98)	(384)	—	—	(384)
Dividends paid on Preferred Shares	(2)	—	—	(2)	(8)	—	—	(8)
Other	—	—	—	—	(1)	—	—	(1)

	(48)	—	—	(48)	(300)	—	—	(300)

Increase (decrease) in cash	90	—	—	90	(123)	—	—	(123)
Cash, beginning of the period	294	—	—	294	507	—	—	507

Cash, end of the period	384	—	—	384	384	—	—	384

Shaw Communications Inc.

d) Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 16 Leases was issued in January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements.

The Company continues to assess the impact of this standard on its consolidated financial statements and is progressing with the implementation of a new system that will enable it to comply with the requirements of the standard on a contract-by-contract basis. The Company has decided that it will use a modified retrospective approach upon adoption of IFRS 16 on September 1, 2019. Accordingly, financial results for fiscal 2019 will not be restated with the impact of IFRS 16, however, our preliminary estimate is that 2019 consolidated operating income before restructuring costs and amortization would have increased by approximately $155 million under IFRS 16. The Company intends to disclose the estimated balance sheet effects of the adoption of IFRS 16 in its 2019 annual audited consolidated financial statements.

•

IFRIC 23 Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is required to be applied for annual periods commencing January 1, 2019, which for the Company will be the annual period commencing September 1, 2019. The Company does not expect this standard to have a material effect on its September 1, 2019 balance sheet.

Shaw Communications Inc.

Related party transactions

The Company’s transactions with related parties are discussed in its Management’s Discussion and Analysis for the year ended August 31, 2018 under “Related Party Transactions” and under Note 28 of the Consolidated Financial Statements of the Company for the year ended August 31, 2018.

On May 15, 2019, the Company completed the sale of a non-core parcel of land and the building located thereon (the “Property”), to an affiliate of Shaw Family Living Trust (“SFLT”) (the “Purchaser”), for total net proceeds of approximately $45 million (for further detail about SFLT see “Known Events, Risks and Uncertainties - Control of the Company” in the Company’s 2018 Annual MD&A). The Property had a net book value of approximately $4 million resulting in a gain on disposition of approximately $41 million. The purchase price was determined based on appraisals performed by two independent valuators. As part of the transaction, the Purchaser agreed to lease back the Property to the Company for a term of three years at market rental rates (which was also based on appraisals from the two independent valuators) allowing the Company to monetize a non-core asset. The transaction was approved by the independent Board members of the Company.

Other than the transaction noted above, there has been no material change in the Company’s transactions with related parties between August 31, 2018 and August 31, 2019.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2018 and August 31, 2019. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2018 and the section entitled “Financial Instruments” under Note 29 of the Consolidated Financial Statements of the Company for the year ended August 31, 2018.

Internal controls and procedures

Details relating to disclosure controls and procedures, and internal control over financial reporting (“ICFR”), are discussed in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2018 under “Certification.” Other than the items described below, there have been no changes in the Company’s ICFR in fiscal 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

On September 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers and implemented a new revenue recognition accounting system that enabled it to comply with the IFRS 15 requirements. As a result, significant additions and modifications have been made to the Company’s ICFR for the Wireless segment. Notably, the Company has:

•	updated its policies and procedures related to how revenue is recognized;

•	implemented controls surrounding the recently implemented revenue recognition system to ensure the inputs, processes, and outputs are accurate; and

•	implemented controls designed to address risks associated with the five-step revenue recognition model.

On December 4, 2018, the Company implemented a new Enterprise Resource Planning (“ERP”) system for its Wireline operations that comprises both accounting and supply chain modules. In connection with the implementation, the Company updated its ICFR, as necessary, to accommodate related changes to its

Shaw Communications Inc.

business processes and accounting procedures. Management will continue to monitor the effectiveness of these processes going forward.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s MD&A for the year ended August 31, 2018 under “Known Events, Trends, Risks and Uncertainties”.

Government regulations and regulatory developments

See our MD&A for the year ended August 31, 2018 for a discussion of the significant regulations that affected our operations as at November 28, 2018. The following is a list of the significant regulatory developments since that date.

Income Tax

On May 28, 2019, the Alberta government passed Bill 3, the Job Creation Tax Cut, which will reduce the Alberta provincial corporate tax rates from 12% to 8% in a phased approach between July 1, 2019 and January 1, 2022. As these changes were considered substantively enacted on May 28, 2019, we recognized a $102 million recovery of deferred tax for the year ended August 31, 2019 related to this change.

Broadcasting Act

Licensing and Ownership

On August 31, 2018, the Company submitted renewal applications for its Direct-to-Home Undertaking and its Satellite Relay Distribution Undertaking licences, which were to expire on August 31, 2019. In July 2019, these services were issued administrative renewals of their licences, which will expire November 30, 2019.

The Potential for New or Increased Fees

Legislative, regulatory or policy changes made pursuant to the ongoing review of the Broadcasting Act, the Telecommunications Act and the Radiocommunication Act (the “Joint Review”) could impact the business practices of the Company or result in new fees payable by the Company’s cable, DTH, online or internet services. In July 2019, the Minister of Canadian Heritage indicated that the Government intends to take appropriate measures swiftly, when it receives the final report of the Expert Panel in connection with the Joint Review in January 2020, to ensure that “all players, including the Internet giants” offer meaningful levels of Canadian content, contribute to the creation of Canadian content, and promote Canadian content and make it easily accessible on platforms. Any impact of such measures on the Company will depend on how the Government defines new entities to which such measures will apply and whether the introduction of any new measures will cause the Government to alter the existing measures that apply to the Company.

New fees could also be imposed pursuant to CRTC regulations separate from the Joint Review, as the Commission has indicated that, in 2020-2021, it will consider whether to examine new mechanisms to support television news production. If the CRTC were to consider and implement support for television news production through increased access to subscription revenue, it would increase costs for the Company.

Shaw Communications Inc.

Telecommunications Act

Lower Cost Data-Only Plans

In Telecom Decision CRTC 2018-97, the CRTC acknowledged the Government’s concerns about wireless affordability at the lower end of the market, particularly for data-only packages, and found that it was unclear whether the market could be relied on to deliver lower cost data-only plans. Accordingly, the CRTC launched a new consultation to investigate the availability and pricing of data-only packages, including whether wireless carriers should be required to offer low-cost data-only packages. On December 17, 2018, the CRTC determined that it would refrain from mandating specific low-cost data-only plans, instead opting to direct the three incumbent national wireless carriers to make available proposed low-cost data-only plans and to keep those plans in the market at least until a decision is issued in an upcoming review of mobile wireless services, which review is described below.

CRTC Report on Use of Misleading or Aggressive Sales Practices

On February 20, 2019, the CRTC published its Report on Misleading or Aggressive Communications Retail Sales Practices and found that “a significant portion of Canadians are experiencing misleading or aggressive sales practices through all types of sales channels” in connection with their purchase of telecommunications and broadcasting services. While the Report did not result in new rules or regulatory obligations, the Report’s findings could lead to the implementation of new measures in the context of current or future proceedings, which, if introduced, could negatively impact the Company’s revenues.

CRTC Wireless Review

On February 28, 2019, the CRTC issued the Notice of Consultation for its anticipated review of the regulatory framework for mobile wireless services in Canada. The proceeding will include assessments of:

•	retail mobile wireless competition and whether any regulatory interventions in the retail market are required,

•	wholesale wireless regulation, with a focus on wholesale access for mobile virtual network operators (“MVNO”), and

•	whether there are barriers to the introduction of new technologies and any regulatory interventions required to support investment and competition.

The Notice conveys the CRTC’s preliminary view that it would be appropriate to mandate wholesale MVNO access to the networks of the national incumbents. The Notice includes a series of questions regarding the possible eligibility requirements and other terms and conditions of a possible mandated MVNO regime, among other topics. The CRTC’s determinations on these and other questions in the Notice could affect Shaw’s ability to compete in the mobile wireless market. The new Policy Direction to the CRTC regarding telecommunications, described below, will apply to this proceeding.

New Government Policy Direction to CRTC Regarding Telecommunications

On June 16, 2019, the Government published a finalized Policy Direction (following its publication of a proposed Policy Direction on March 9, 2019) that provides general guidance to the CRTC on all telecommunications regulatory measures, including those affecting our Consumer and Business internet and phone services, our wholesale telecommunications services, and our Wireless services. The new Policy Direction directs the CRTC to consider how measures can promote all forms of competition and investment, as well as affordability, consumer interests and innovation. The impact of the new Policy Direction will depend on how the CRTC interprets it in the context of specific matters and proceedings.

Shaw Communications Inc.

2019 Federal Election

During the recent federal election, which resulted in a minority government, several parties expressed commitments to reduce the price of mobile and internet services. The introduction of any future regulation or policy to implement such commitments could have a material adverse impact on our financial results.

CRTC Internet Service Provider Code

On November 9, 2018, the CRTC initiated a proceeding to establish a mandatory code applicable to Internet services provided by internet service providers, or ISPs, such as Shaw. The CRTC has already enacted a Wireless Code and a Television Service Provider Code applicable to wireless and television service providers, respectively.

On July 31, 2019, the Commission published a final version of the Internet Code and indicated that it would take effect on January 31, 2020. The final version is generally consistent with Shaw’s submissions as to appropriate scope and commercial terms and practices. However, implementation of the Internet Code may result in cost increases for the Company.

36-Month Device Financing

The Commission is reviewing whether 36-month equipment installment plans (“EIPs”) are compliant with the Wireless Code. On August 2, 2019, following the introduction by the national incumbent wireless carriers of EIPs ranging from 24- to 36-months, the Commission ordered all wireless service providers to cease offering EIPs longer than 24 months pending a full review of the practice. If 36-month EIPs are permitted, it could impact Freedom’s ability to gain market-share.

Competition Bureau Study on the State of Competition in the Wireline Broadband Market

On August 7, 2019, the Competition Bureau released its report regarding the state of competition in the wireline broadband sector (the “Report”). The Report was the result of a year-long study that was initiated with the goal of identifying the steps that regulators and policy makers could take to enhance competition. Rather than making recommendations, the Report articulated key questions which “will be important to address in the process of crafting and refining” industry regulation going forward and “necessary to conceptualize and define competition analysis in future fora.” The Report indicated that the results of the study “paint a largely positive picture” regarding the state of competition and consumer choice in Canada’s broadband market and emphasized that the strength of Canada’s wireline broadband networks depend on investment and innovation by facilities-based competitors. The Bureau’s recommendations could influence future government and CRTC policies and regulations, including those pertaining to wholesale wireline services and the regulations for TPIA.

Third Party Internet Access

On August 15, 2019, the CRTC issued Telecom Order 2019-288 (the “Order”), which set Shaw’s final wholesale high-speed access (“HSA”) service rates. The final rates are significantly lower than the interim rates set in October 2016, and retroactive to January 31, 2017. On September 13, 2019, Shaw, jointly with other Cogeco, Eastlink, Rogers, and Videotron (the “Cable Carriers”) filed a motion for leave to appeal the Order with the Federal Court of Appeal, as well as a motion to stay the Order, pending the final judgment on the appeal (if leave is granted). In response to a separate motion, the Federal Court of Appeal granted a temporary stay of the Order pending its ruling on the Cable Carriers’ request for a further stay of the Order pending the Court’s determination of the Cable Carriers’ motion for Leave to Appeal. Any of the following legal developments would significantly reduce the amount that Shaw can charge for aggregated HSA service and negatively impact Shaw’s broadband wireline revenues and its ability to compete with Resellers and other facilities-based HSA providers: a refusal by the Federal Court of Appeal to grant leave to appeal;

Shaw Communications Inc.

a granting of leave to appeal the Order coupled with a refusal to grant a further stay pending the resolution of such appeal; and, any decision, pursuant to the granting of an appeal, to uphold the Order in a form that is substantially unvaried.

ISED Spectrum Policy Developments and Wireless Spectrum Licences

The Wireless division’s AWS-1 spectrum licences were up for renewal at three different stages in 2019. The licences up for renewal at the first two stages have been officially renewed for a term of 20 years. We are awaiting confirmation from ISED with respect to the renewal of the licences up for renewal at the third stage. The licences have a high expectation of renewal. The applicable terms and conditions of renewal of Shaw’s and other carriers’ spectrum licences, after the initial terms, were determined by ISED pursuant to public consultation processes that began in the summer of 2017. In early 2018, ISED issued its policy decision relating to the renewal of AWS-1 and other spectrum licences auctioned in 2008. As expected, ISED imposed more onerous deployment conditions for licences issued through the renewal process.

The AWS-3 spectrum licences were issued in April 2015 and have a term of 20 years. The 700 MHz and 2500 MHz spectrum licences that the Company purchased from Quebecor were initially issued in February 2014 and May 2015, respectively for a term of 20 years. The Company also secured 2500 MHz spectrum licences through ISED’s 2018 Residual Spectrum Auction. These licences were issued in 2018 for a 20-year term, expiring in 2038.

ISED’s 600 MHz auction took place in March and April 2019, following a public consultation process in 2018. The auction framework included a set-aside of 30 MHz of the total 70 MHz of spectrum available. Shaw secured spectrum in Alberta, British Columbia and Ontario. These licences were issued for a 20-year term, expiring in 2039.

Following a consultation in 2018, on June 5, 2019, ISED released a decision allowing future mobile use in the millimeter wave bands including 26 GHz, 28 GHz, and 38 GHz bands, as well as licence-exempt use in the 64-71 GHz bands. The details of these frameworks will be the subject of future proceedings.

In June 2019, ISED released its decision on revisions to the 3500 MHz band, enabling existing holders to retain a portion of their 3500 MHz band. At the same time, ISED launched a new consultation proceeding, seeking comments on the 3500 MHz auction format and rules, including potential pro-competitive measures, including a set-aside, a cap, or a combination of mechanisms. The 3500 MHz auction is expected to take place in 2020.

ISED Consultation on Service Areas

At the end of 2018, ISED initiated a consultation on a new set of smaller service areas for spectrum licensing (Tier 5) to complement ISED’s existing suite of spectrum licensing mechanisms, noting that a smaller licensing area option would encourage additional access to spectrum within rural areas.

In July 2019, ISED issued a decision in response to its consultation on a new set of smaller service areas for spectrum licensing (“Tier 5 Service Areas”) to complement ISED’s existing service areas. ISED has created Tier 5 Service Areas with the objective of encouraging additional access to spectrum within rural areas pursuant to its licensing process. Currently, none of the Company’s licences are subject to Tier 5 deployment requirements, but future licences may incorporate a requirement for deployment in such new service areas.

Shaw Communications Inc.

Copyright Act

Bill C-86, the Budget Implementation Act (“BIA”) received Royal Assent on December 17, 2018 and contains several amendments to the Copyright Act which came into force on April 1, 2019. The amendments create the potential for increased fees as well as risk of copyright infringement. The BIA eliminates the Act’s mandatory tariff-setting regime for SOCAN tariffs (public performance of works) by the Copyright Board, providing SOCAN the option of negotiating payments on a user-by-user basis through direct licensing. A direct licensing approach, if undertaken by SOCAN, could increase royalty rates as well as the transactional costs associated with negotiating rates. The BIA also potentially increases risk of claims (and associated liability) in connection with unrepresented repertoire, by removing a provision that prevented infringement proceedings by unrepresented rightsholders in situations where no tariff is filed.

On December 18, 2018, the Copyright Board released a rate decision for the Distant Signal Retransmission Tariff for the past tariff period of 2014-2018, inclusive, without written reasons. The decision introduced a rate increase over the last year of the previous tariff period, from $0.98 per subscriber/month to an average of $1.14 over the tariff period, with a 2018 rate of $1.17. In the first quarter, the Company incurred retroactive costs of $7.4 million for the higher than expected retransmission tariff rates applicable to the 2014 to 2018 period. An interim tariff for 2019 is now in effect, based on the 2018 rate set out in the December 18, 2018 decision. On January 18, 2019, the Collectives and Objectors each filed a Notice of Application for judicial review with the Federal Court of Appeal (“FCA”), and a request for an adjournment pending the issuance of the Board’s written reasons for the rate decision, which request was granted. The Board issued its written reasons on August 5, 2019. If any Collective or Objector files a revised Notice of Application by November 4, 2019 and thus resumes the judicial review of the Board’s decision, such a review could result in increased royalty rates pursuant to any redetermination of the rates by the Board.

Personal Information Protection and Electronic Documents Act (“PIPEDA”) and Canadian Anti-Spam Legislation (“CASL”)

The Government initiated a National Digital and Data Consultation in June 2018. This led to the Government’s publication, in May 2019, of a principles-based Digital Charter and a consultation to modernize PIPEDA. These processes could lead to changes to privacy regulation that increase privacy-related measures with which the Company is required to comply, as well as expose the Company to increased penalties and claims in connection with any non-compliance.

On November 5, 2018, the CRTC issued guidelines (“Guidelines”) on the Commission’s approach to enforcement of CASL provisions prohibiting a party from, among other things, aiding a violation of CASL. These suggest that “Telecommunications and Internet Service Providers” could be found liable for violating CASL by facilitating or technically enabling services that transgress CASL. While the guidance suggests that liability would be linked to the level of control and connection with the violators, and whether reasonable safeguards were in place to prevent or stop a violation, no examples of potential liability for ISPs or telecommunications service providers were provided. As well, the guidelines indicate that awareness of a violation is not necessary for a finding of liability. As such, the Guidelines create a risk that Shaw could be fined for non-compliance in connection with the provision of network services.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	August 31, 2019	August 31, 2018 (restated, note 2)	September 1, 2017 (restated, note 2)
ASSETS
Current
Cash	1,446	384	507
Accounts receivable	287	253	286
Inventories	86	61	59
Other current assets [note 5]	291	273	179
Current portion of contract assets [note 4]	75	59	15
Assets held for sale	—	—	61

	2,185	1,030	1,107
Investments and other assets [notes 16 and 17]	37	660	937
Property, plant and equipment	4,883	4,702	4,394
Other long-term assets [note 16]	195	197	216
Deferred income tax assets	4	4	4
Intangibles [note 18]	7,979	7,482	7,435
Goodwill	280	280	280
Contract assets [note 4]	83	76	44

	15,646	14,431	14,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings [note 6]	40	40	—
Accounts payable and accrued liabilities	1,015	970	909
Provisions [note 7]	224	245	76
Income taxes payable	82	133	151
Current portion of contract liabilities [note 4]	216	226	214
Current portion of long-term debt [notes 11 and 16]	1,251	1	2
Liabilities held for sale	—	—	39

	2,828	1,615	1,391
Long-term debt [notes 11 and 16]	4,057	4,310	4,298
Other long-term liabilities	75	13	114
Provisions [note 7]	79	179	67
Deferred credits	425	442	469
Contract liabilities [note 4]	15	18	21
Deferred income tax liabilities	1,877	1,884	1,863

	9,356	8,461	8,223
Shareholders’ equity [notes 12 and 14]
Common and preferred shareholders	6,287	5,969	6,193
Non-controlling interests in subsidiaries	3	1	1

	6,290	5,970	6,194

	15,646	14,431	14,417

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2019	2018 (restated, note 2)	2019	2018 (restated, note 2)

Revenue [notes 3 and 4]	1,352	1,327	5,347	5,189
Operating, general and administrative expenses [note 8]	(815)	(771)	(3,186)	(3,132)
Restructuring costs [notes 7 and 8]	10	(16)	9	(446)
Amortization:
Deferred equipment revenue	5	6	21	30
Deferred equipment costs	(19)	(25)	(85)	(110)
Property, plant and equipment, intangibles and other	(236)	(240)	(974)	(945)

Operating income from continuing operations	297	281	1,132	586
Amortization of financing costs – long-term debt	(1)	(2)	(3)	(3)
Interest expense	(66)	(64)	(258)	(248)
Equity income (loss) of an associate or joint venture [note 17]	—	13	46	(200)
Loss on disposal of an associate or joint venture [note 17]	—	—	(109)	—
Other gains [note 9]	2	26	50	32

Income from continuing operations before income taxes	232	254	858	167
Current income tax expense [note 3]	29	41	114	137
Deferred income tax expense (recovery) [note 10]	36	17	6	(9)

Net income from continuing operations	167	196	738	39
Loss from discontinued operations, net of tax	—	—	—	(6)

Net income	167	196	738	33

Net income from continuing operations attributable to:
Equity shareholders	167	196	736	39
Non-controlling interests	—	—	2	—

	167	196	738	39
Loss from discontinued operations attributable to:
Equity shareholders	—	—	—	(6)

Basic earnings (loss) per share [note 13]
Continuing operations	0.32	0.38	1.42	0.06
Discontinued operations	—	—	—	(0.01)

	0.32	0.38	1.42	0.05

Diluted earnings (loss) per share [note 13]
Continuing operations	0.32	0.38	1.42	0.06
Discontinued operations	—	—	—	(0.01)

	0.32	0.38	1.42	0.05

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2019	2018 (restated, note 2)	2019	2018 (restated, note 2)
Net income	167	196	738	33
Other comprehensive income (loss) [note 14]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	1	2	5
Adjustment for hedged items recognized in the period	—	—	(2)	3
Share of other comprehensive income of associates	—	3	(13)	10
Reclassification of accumulated gain to income related to the sale of an associate	—	—	(3)	—

	(1)	4	(16)	18
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans:	(14)	11	(39)	74

	(15)	15	(55)	92

Comprehensive income	152	211	683	125

Comprehensive income attributable to:
Equity shareholders	152	211	683	125

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Year ended August 31, 2019
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non controlling interests	Total equity
September 1, 2018, as previously reported	4,349	27	1,619	(39)	5,956	1	5,957
Transition adjustments - IFRS 15 [note 2]	—	—	22	—	22	—	22

Restated balance at September 1, 2018	4,349	27	1,641	(39)	5,978	1	5,979
Change in accounting policy adjustments [note 2]	—	—	(9)	—	(9)	—	(9)

Restated balance as at September 1, 2018	4,349	27	1,632	(39)	5,969	1	5,970
Net income	—	—	736	—	736	2	738
Other comprehensive loss	—	—	—	(55)	(55)	—	(55)

Comprehensive income (loss)	—	—	736	(55)	681	2	683
Dividends	—	—	(401)	—	(401)	—	(401)
Dividend reinvestment plan	217	—	(217)	—	—	—	—
Shares issued under stock option plan	39	(4)	—	—	35	—	35
Share-based compensation	—	3	—	—	3	—	3

Balance as at August 31, 2019	4,605	26	1,750	(94)	6,287	3	6,290

Year ended August 31, 2018
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non controlling interests	Total equity
September 1, 2017, as previously reported	4,090	30	2,164	(131)	6,153	1	6,154
Transition adjustments - IFRS 15 [note 2]	—	—	40	—	40	—	40

Restated balance at September 1, 2017	4,090	30	2,204	(131)	6,193	1	6,194
Net income [restated, note 2]	—	—	33	—	33	—	33
Other comprehensive income	—	—	—	92	92	—	92

Comprehensive income	—	—	33	92	125	—	125
Dividends	—	—	(394)	—	(394)	—	(394)
Dividend reinvestment plan	211	—	(211)	—	—	—	—
Shares issued under stock option plan	48	(6)	—	—	42	—	42
Share-based compensation	—	3	—	—	3	—	3

Restated balance as at August 31, 2018	4,349	27	1,632	(39)	5,969	1	5,970

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2019	2018 (restated, note 2)	2019	2018 (restated, note 2)
OPERATING ACTIVITIES
Funds flow from continuing operations [note 15]	430	422	1,784	1,177
Net change in non-cash balances related to continuing operations	5	34	(216)	178
Operating activities of discontinued operations	—	—	—	(2)

	435	456	1,568	1,353

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(282)	(293)	(1,109)	(1,121)
Additions to equipment costs (net) [note 3]	(12)	(12)	(42)	(49)
Additions to other intangibles [note 3]	(65)	(46)	(147)	(131)
Proceeds on sale of non-core business	40	—	40	—
Proceeds on sale of spectrum licenses	—	35	—	35
Spectrum acquisitions	—	(25)	(492)	(25)
Proceeds on sale of discontinued operations, net of cash sold	—	—	—	18
Proceeds on sale of investments	—	—	551	—
Net additions to investments and other assets	—	23	7	88
Proceeds on disposal of property, plant and equipment	—	—	59	9

	(319)	(318)	(1,133)	(1,176)

FINANCING ACTIVITIES
Increase in short-term borrowings	—	40	—	40
Increase in long-term debt	—	—	1,000	10
Bank facility arrangement costs	—	—	(9)	—
Issue of Class B Non-Voting Shares [note 12]	2	12	35	43
Dividends paid on Class A Shares and Class B Non-Voting Shares	(97)	(98)	(389)	(384)
Dividends paid on Preferred Shares	(2)	(2)	(9)	(8)
Other	—	—	(1)	(1)

	(97)	(48)	627	(300)

Increase (decrease) in cash	19	90	1,062	(123)
Cash, beginning of the period	1,427	294	384	507

Cash, end of the period	1,446	384	1,446	384

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange (“TSXV”) and New York Stock Exchange (“NYSE”) (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE - SJR, and TSXV - SJR.A).

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and twelve months ended August 31, 2019 were authorized for issue by the Board of Directors on October 24, 2019.

a)	Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2018 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2018.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

b)	New accounting standards

We adopted the following new accounting standards effective September 1, 2018.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaced IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps:

(1) identify the contract(s) with a customer;

(2) identify the performance obligations in the contract;

(3) determine the transaction price;

(4) allocate the transaction price to the performance obligations in the contract; and,

(5) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of IFRS 15 impacted the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers.

The application of this standard most significantly affected our Wireless arrangements that bundle equipment and service together, specifically with regards to the timing of recognition and classification of revenue. The timing of recognition and classification of revenue was affected because at contract inception, IFRS 15 requires the estimation of total consideration to be received over the contract term, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. This resulted in a decrease to equipment revenue recognized at contract inception, as the discount previously recognized over 24 months is now recognized at contract inception, and a decrease to service revenue recognized over the course of the contract, as a portion of the discount previously allocated solely to equipment revenue is allocated to service revenue. The measurement of total revenue recognized over the life of a contract was unaffected by the new standard.

IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. The Company previously expensed such costs as incurred.

The Company’s financial position was also impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers.

For purposes of applying the new standard on an ongoing basis, we are required to make judgments in respect of the new standard, including judgments in determining whether a promise to deliver goods or services is considered distinct, how to determine the transaction prices and how to allocate those amounts amongst the associated performance obligations. We must also exercise judgment as to whether sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized and subsequently amortized on a systematic basis over time.

We have made a policy choice to adopt IFRS 15 with full retrospective application, subject to certain practical expedients. As a result, all comparative information in these financial statements has been prepared as if IFRS 15 had been in effect since September 1, 2017. The accounting policies set out in note 2 have been applied in preparing the interim consolidated financial statements as at

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

and for the three and twelve months ended August 31, 2019, the comparative information presented for the three and twelve months ended August 31, 2018, and for the consolidated statements of financial position as at September 1, 2017 and August 31, 2018.

Upon adoption of, and transition to, IFRS 15, we elected to utilize the following practical expedients:

•	Completed contracts that begin and end within the same annual reporting period and those completed before September 1, 2017 are not restated;

•

Contracts modified prior to September 1, 2017 are not restated. The aggregate effect of these modifications is reflected when identifying the satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to the satisfied and unsatisfied performance obligations; and

•

Not disclose, on an annual basis, the unsatisfied portions of performance obligations related to contracts with a duration of one year or less or where the revenue we recognize is equal to the amount invoiced to the customer.

Impacts of IFRS 15, Revenue from Contracts with Customers

The effect of transition to IFRS 15 on impacted line items on our condensed Consolidated Statements of Income as disclosed in “Transition adjustments” for the three and twelve months ended August 31, 2018, are as follows:

		Three months ended August 31, 2018			Year ended August 31, 2018
(millions of Canadian dollars)		As reported	Effect of transition	Subsequent to transition	As reported	Effect of transition	Subsequent to transition
Revenue	i.	1,336	(9)	1,327	5,239	(50)	5,189
Operating, general and administrative expenses	ii.	(776)	5	(771)	(3,150)	18	(3,132)
Other revenue (expense)		26	—	26	29	3	32
Income tax expense (recovery)		61	(2)	59	143	(12)	131
Net income (loss) from continuing operations		200	(2)	198	66	(17)	49

i) Allocation of transaction price

Revenue recognized at point of sale requires the estimation of total consideration over the contract term and allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, equipment revenue recognized at contract inception, as well as service revenue recognized over the course of the contract is lower than previously recognized as noted above.

ii) Deferred commission costs

Costs incurred to obtain or fulfill a contract with a customer were previously expensed as incurred. Under IFRS 15, these costs are capitalized and subsequently amortized as an expense over the life of the customer on a rational, systematic basis consistent with the pattern of the transfer of goods and services to which the asset relates. As a result, commission costs are reduced in the period, with an offsetting increase in amortization of capitalized costs over the average life of a customer.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

The effect of transition to IFRS 15 on our disaggregated revenues for the three and twelve months ended August 31, 2018, are as follows:

	Three months ended August 31, 2018			Year ended August 31, 2018
(millions of Canadian dollars)	As reported	Effect of transition	Subsequent to transition	As reported	Effect of transition	Subsequent to transition
Services
Wireline - Consumer	942	—	942	3,725	—	3,725
Wireline - Business	145	—	145	567	—	567
Wireless	167	(10)	157	595	(31)	564

	1,254	(10)	1,244	4,887	(31)	4,856

Equipment and other
Wireless	83	1	84	356	(19)	337

	83	1	84	356	(19)	337

Intersegment eliminations	(1)	—	(1)	(4)	—	(4)

Total revenue	1,336	(9)	1,327	5,239	(50)	5,189

The effect of transition to IFRS 15 on impacted line items on our condensed Consolidated Statements of Financial Position as disclosed in note 2(d) - “Transition adjustments” as at September 1, 2017 and August 31, 2018 are as follows:

		As at September 1, 2017			As at August 31, 2018
(millions of Canadian dollars)		As reported	Effect of transition	Subsequent to transition	As reported	Effect of transition	Subsequent to transition
Current portion of contract assets	i.	—	15	15	—	59	59
Other current assets	ii.	155	24	179	286	(13)	273
Contract assets	i.	—	44	44	—	76	76
Other long-term assets	ii.	255	(39)	216	300	(102)	198
Accounts payable and accrued liabilities	i.	913	(4)	909	971	(1)	970
Unearned revenue	i.	211	(211)	—	221	(221)	—
Current portion of contract liabilities	i.	—	214	214	—	226	226
Deferred credits	i.	490	(21)	469	460	(18)	442
Deferred income tax liabilities	ii.	1,858	5	1,863	1,894	(7)	1,887
Contract liabilities	i.	—	21	21	—	18	18
Shareholders’ equity		6,154	40	6,194	5,957	22	5,979

i) Contract assets and liabilities

Contract assets and liabilities are the result of the difference in timing related to revenue recognized at the beginning of a contract and cash collected. Contract assets arise primarily as a result of the difference between revenue recognized on the sale of wireless device at the onset of a term contract and the cash collected at the point of sale.

Contract liabilities are the result of receiving payment related to a customer contract before providing the related goods or services. We account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

ii) Deferred commission cost asset

Under IFRS 15, we will defer commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 to 36 months.

Refer to note 2(d) “Transition adjustments” for the impact of application of IFRS 15 on our previously reported consolidated statements of cash flows.

•

IFRS 9 Financial Instruments was revised and issued in July 2014 and replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes updated guidance on the classification and measurement of financial instruments, new guidance on measuring impairment on financial assets, and new hedge accounting guidance. We have applied IFRS 9, and the related consequential amendments to other IFRSs, on a retrospective basis except for the changes to hedge accounting as described below which were applied on a prospective basis. The adoption of IFRS 9 did not have a significant impact on our financial performance or the carrying amounts of our financial instruments as set out in note 2(f) below.

IFRS 9 replaces the classification and measurement models in IAS 39 with a single model under which financial assets are classified and measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL) and eliminates the IAS 39 categories of held-to-maturity, loans and receivables and available-for-sale. Investments and equity instruments are required to be measured by default at FVTPL unless an irrevocable option for each equity instrument is taken to measure at FVOCI. The classification and measurement of financial assets is based on the business model that the asset is managed and its contractual cash flow characteristics. The adoption of IFRS 9 did not change the measurement bases of our financial assets

•	Cash and derivative instruments classified as held-for-trading and measured at FVTPL under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of FVTPL

•

Investments in equity securities not quoted in an active market and where fair value cannot be reliably measured that were classified as available-for-sale and recorded at cost less impairment under IAS 39 are now required to be classified and measured at FVTPL under IFRS 9. There has been no change to the measurement of these assets on transition

•

Trade and other receivables classified as loans and receivables and measured at amortized cost under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of amortized cost

For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. We did not choose the option of designating any financial liabilities at FVTPL as such, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities as all liabilities continue to be measured at amortized cost.

The impairment of financial assets under IFRS 9 is based on an expected credit loss (ECL) model, as opposed to the incurred loss model in IAS 39. IFRS 9 applies to financial assets measured at amortized cost, including contract assets under IFRS 15, and requires that we consider factors that include historical, current and forward-looking information when measuring the ECL. We use the simplified approach for measuring losses based on the lifetime ECL for trade receivables and contract assets. Amounts considered uncollectible are written off and recognized in operating, general and administrative expenses in the Consolidated Statement of Income. This change did not have a significant impact to our receivables.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

IFRS 9 does not fundamentally change the types of hedging relationships or the requirements to measure and recognize ineffectiveness; however, it requires us to ensure that the hedge accounting relationships are aligned with our risk management objective and strategy and to apply a more qualitative and forward-looking approach to assess hedge effectiveness. It also requires that amounts related to cash flow hedges of anticipated purchases of non-financial assets settled during the period to be reclassified from accumulated other comprehensive income to the initial cost of the non-financial asset when it is recognized. Under IAS 39, when an anticipated transaction was subsequently recorded as a non-financial asset, the amounts were reclassified from other comprehensive income (loss).

In accordance with IFRS 9’s transition provisions for hedge accounting, the Company has applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application without restatement of prior period comparatives. The Company’s qualifying hedging relationships in place as at August 31, 2018 also qualified for hedge accounting in accordance with IFRS 9 and were therefore regarded as continuing hedging relationships. As the critical terms of the hedging instruments match those of their corresponding hedged items, all hedging relationships continue to be effective under IFRS 9’s effectiveness assessment requirements. The Company has not designated any hedging relationships under IFRS 9 that would not have met the qualifying hedge accounting criteria under IAS 39.

c) Change in accounting policy

Effective September 1, 2018, the Company voluntarily changed its accounting policy related to the treatment of digital cable terminals (“DCTs”) to record them as property, plant and equipment rather than inventory upon acquisition. The Company believes that the change in accounting policy will result in clearer and more relevant financial information as the Company has recently changed its offerings to customers, which has resulted in DCTs being predominantly rented rather than sold to customers. Previously, inventories included DCTs which were held pending rental or sale to the customer at cost or at a subsidized price. When the subscriber equipment was rented, it was transferred to property, plant and equipment and amortized over its useful life and then removed from capital and returned to inventory when returned by a customer. Under the new policy, all DCTs will be classified as property, plant and equipment regardless of whether or not they are currently deployed to a customer as the Company believes that this better reflects the economic substance of its operations. This change in accounting policy has been applied retrospectively. Refer to note 2(d) - “Transition adjustments” below for the impact of this change of accounting policy on previously reported consolidated Statements of Financial Position, consolidated Statements of Income and consolidated Statements of Cash Flows.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

d) Transition and change in accounting policy adjustments

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statements of Income for the three and twelve months ended August 31, 2018.

	Three months ended August 31, 2018				Year ended August 31, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
Revenue	1,336	(9)	—	1,327	5,239	(50)	—	5,189
Operating, general and administrative expenses	(776)	5	—	(771)	(3,150)	18	—	(3,132)
Restructuring costs	(16)	—	—	(16)	(446)	—	—	(446)
Amortization:
Deferred equipment revenue	6	—	—	6	30	—	—	30
Deferred equipment costs	(25)	—	—	(25)	(110)	—	—	(110)
Property, plant and equipment, intangibles and other	(237)	—	(3)	(240)	(932)	—	(13)	(945)

Operating income from continuing operations	288	(4)	(3)	281	631	(32)	(13)	586
Amortization of financing costs – long-term debt	(2)	—	—	(2)	(3)	—	—	(3)
Interest expense	(64)	—	—	(64)	(248)	—	—	(248)
Equity income of an associate or joint venture	13	—	—	13	(200)	—	—	(200)
Other gains	26	—	—	26	29	3	—	32

Income from continuing operations before income taxes	261	(4)	(3)	254	209	(29)	(13)	167
Current income tax expense	41	—	—	41	137	—	—	137
Deferred income tax expense	20	(2)	(1)	17	6	(12)	(3)	(9)

Net income from continuing operations	200	(2)	(2)	196	66	(17)	(10)	39
Loss from discontinued operations, net of tax	—	—	—	—	(6)	—	—	(6)

Net income	200	(2)	(2)	196	60	(17)	(10)	33

Net income from continuing operations attributable to:
Equity shareholders	200	(2)	(2)	196	66	(17)	(10)	39

Loss from discontinued operations attributable to:
Equity shareholders	—	—	—	—	(6)	—	—	(6)

Basic earnings (loss) per share
Continuing operations	0.39	—	—	0.38	0.11	—	—	0.06
Discontinued operations	—	—	—	—	(0.01)	—	—	(0.01)

	0.39	—	—	0.38	0.10	—	—	0.05

Diluted earnings (loss) per share
Continuing operations	0.39	—	—	0.38	0.11	—	—	0.06
Discontinued operations	—	—	—	—	(0.01)	—	—	(0.01)

	0.39	—	—	0.38	0.10	—	—	0.05

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statement of Financial Position as at September 1, 2017 and August 31, 2018.

	As at August 31, 2018				As at September 1, 2017
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
ASSETS
Current
Cash	384	—	—	384	507	—	—	507
Accounts receivable	255	—	(2)	253	286	—	—	286
Inventories	101	—	(40)	61	109	—	(50)	59
Other current assets	286	(13)	—	273	155	24	—	179
Current portion of contract assets	—	59	—	59	—	15	—	15
Assets held for sale	—	—	—	—	61	—	—	61

	1,026	46	(42)	1,030	1,118	39	(50)	1,107
Investments and other assets	660	—	—	660	937	—	—	937
Property, plant and equipment	4,672	—	30	4,702	4,344	—	50	4,394
Other long-term assets	300	(102)	(1)	197	255	(39)	—	216
Deferred income tax assets	4	—	—	4	4	—	—	4
Intangibles	7,482	—	—	7,482	7,435	—	—	7,435
Goodwill	280	—	—	280	280	—	—	280
Contract assets	—	76	—	76	—	44	—	44

	14,424	20	(13)	14,431	14,373	44	—	14,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings	40	—	—	40	—	—	—	—
Accounts payable and accrued liabilities	971	(1)	—	970	913	(4)	—	909
Provisions	245	—	—	245	76	—	—	76
Income taxes payable	133	—	—	133	151	—	—	151
Unearned revenue	221	(221)	—	—	211	(211)	—	—
Current portion of contract liabilities	—	226	—	226	—	214	—	214
Current portion of long-term debt	1	—	—	1	2	—	—	2
Liabilities held for sale	—	—	—	—	39	—	—	39

	1,611	4	—	1,615	1,392	(1)	—	1,391
Long-term debt	4,310	—	—	4,310	4,298	—	—	4,298
Other long-term liabilities	13	—	—	13	114	—	—	114
Provisions	179	—	—	179	67	—	—	67
Deferred credits	460	(18)	—	442	490	(21)	—	469
Contract liabilities	—	18	—	18	—	21	—	21
Deferred income tax liabilities	1,894	(7)	(3)	1,884	1,858	5	—	1,863

	8,467	(3)	(3)	8,461	8,219	4	—	8,223
Shareholders’ equity
Common and preferred shareholders	5,956	22	(9)	5,969	6,153	40	—	6,193
Non-controlling interests in subsidiaries	1	—	—	1	1	—	—	1

	5,957	22	(9)	5,970	6,154	40	—	6,194

	14,424	19	(12)	14,431	14,373	44	—	14,417

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our condensed consolidated Statement of Cash Flows for the three and twelve months ended August 31, 2018.

	Three months ended August 31, 2018				Year ended August 31, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition
OPERATING ACTIVITIES
Funds flow from continuing operations	441	(19)	—	422	1,259	(82)	—	1,177
Net change in non-cash balances related to continuing operations	16	19	(1)	34	102	82	(6)	178
Operating activities of discontinued operations	—	—	—	—	(2)	—	—	(2)

	457	—	(1)	456	1,359	—	(6)	1,353

INVESTING ACTIVITIES
Additions to property, plant and equipment	(294)	—	1	(293)	(1,127)	—	6	(1,121)
Additions to equipment costs (net)	(12)	—	—	(12)	(49)	—	—	(49)
Additions to other intangibles	(46)	—	—	(46)	(131)	—	—	(131)
Proceeds on sale of spectrum licenses	35	—	—	35	35	—	—	35
Purchase of spectrum licenses	(25)	—	—	(25)	(25)	—	—	(25)
Proceeds on sale of discontinued operations, net of cash sold	—	—	—	—	18	—	—	18
Net additions to investments and other assets	23	—	—	23	88	—	—	88
Proceeds on disposal of property, plant and equipment	—	—	—	—	9	—	—	9

	(319)	—	1	(318)	(1,182)	—	6	(1,176)

FINANCING ACTIVITIES
Increase in short-term borrowings	40	—	—	40	40	—	—	40
Increase in long-term debt	—	—	—	—	10	—	—	10
Issue of Class B Non-Voting Shares	12	—	—	12	43	—	—	43
Dividends paid on Class A Shares and Class B Non-Voting Shares	(98)	—	—	(98)	(384)	—	—	(384)
Dividends paid on Preferred Shares	(2)	—	—	(2)	(8)	—	—	(8)
Other	—	—	—	—	(1)	—	—	(1)

	(48)	—	—	(48)	(300)	—	—	(300)

Increase (decrease) in cash	90	—	—	90	(123)	—	—	(123)
Cash, beginning of the period	294	—	—	294	507	—	—	507

Cash, end of the period	384	—	—	384	384	—	—	384

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

e) Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 16 Leases was issued on January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements.

The Company continues to assess the impact of this standard on its consolidated financial statements and is progressing with the implementation of a new system that will enable it to comply with the requirements of the standard on a contract-by-contract basis. The Company has decided that it will use a modified retrospective approach upon adoption of IFRS 16 on September 1, 2019. The Company intends to disclose the estimated balance sheet effects of the adoption of IFRS 16 in its 2019 annual audited consolidated financial statements.

•

IFRIC 23 Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is required to be applied for annual periods commencing January 1, 2019, which for the Company will be the annual period commencing September 1, 2019. The Company does not expect this standard to have a material effect on its September 1, 2019 balance sheet.

f) Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the condensed interim consolidated financial statements and the notes to the condensed interim consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to the Company’s consolidated financial statements for the year ended August 31, 2018 for further information regarding the Company’s discontinued operations.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Chief Executive Officer, the President and the Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments which are comprised of Wireline and Wireless. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, Wi-Fi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended August 31,		Year ended August 31,
	2019	2018 (restated, note 2)	2019	2018 (restated, note 2)
Revenue
Wireline	1,071	1,087	4,300	4,292
Wireless	283	241	1,054	901

	1,354	1,328	5,354	5,193
Intersegment eliminations	(2)	(1)	(7)	(4)

	1,352	1,327	5,347	5,189

Operating income before restructuring costs and amortization
Wireline	483	517	1,955	1,915
Wireless	54	39	206	142

	537	556	2,161	2,057
Restructuring costs	10	(16)	9	(446)
Amortization	(250)	(259)	(1,038)	(1,025)

Operating income	297	281	1,132	586

Current taxes
Operating	34	50	114	166
Other/non-operating	(5)	(9)	—	(29)

	29	41	114	137

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended August 31,		Year ended August 31,
	2019	2018 (restated, note 2)	2019	2018 (restated, note 2)
Capital expenditures accrual basis
Wireline	222	317	784	965
Wireless	148	103	385	343

	370	420	1,169	1,308

Equipment costs (net of revenue)
Wireline	12	13	43	53

Capital expenditures and equipment costs (net)
Wireline	234	330	827	1,018
Wireless	148	103	385	343

	382	433	1,212	1,361

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	282	293	1,109	1,121
Additions to equipment costs (net)	12	12	42	49
Additions to other intangibles	65	46	147	131

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	359	351	1,298	1,301
Increase/(decrease) in working capital and other liabilities related to capital expenditures	22	81	(28)	65
Decrease in customer equipment financing receivables	—	1	1	4
Less: Proceeds on disposal of property, plant and equipment	1	—	(59)	(9)

Total capital expenditures and equipment costs (net) reported by segments	382	433	1,212	1,361

4.	REVENUE

Significant accounting policies

The Company records revenue from contracts with customers in accordance with the following five steps in IFRS 15:

(1) identify the contract(s) with a customer;

(2) identify the performance obligations in the contract;

(3) determine the transaction price;

(4) allocate the transaction price to the performance obligations in the contract; and,

(5) recognize revenue when (or as) we satisfy a performance obligation.

Revenue for each performance obligation is recognized either over time (i.e. services) or at a point in time (i.e. equipment). For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and recognized on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item or service transfers to the customer. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date and time elapsed.

For bundled arrangements (e.g. wireless handsets, and voice and data services), items are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. Stand-alone

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate.

When a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as its earned.

Contract assets and liabilities

We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets are transferred to trade receivables when our right to consideration becomes conditional only as to the passage of time. A contract liability is recognized when we receive consideration in advance of the transfer of products or services to the customer. We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Deferred commission cost assets

We defer the incremental cost to obtain or fulfill a contract with a customer over their expected period of benefit to the extent they are recoverable. These costs include certain commissions paid to internal and external representatives. We defer them as deferred commission cost assets in other assets and amortize them to operating costs over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 24 or 36 consecutive months.

Use of estimates and judgments

The application of IFRS 15 requires Shaw to make judgments and estimates that affect the amount and timing of revenue from contracts with customers, including estimates of the stand-alone selling prices of wireless products and services, the identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts.

Determining the costs we incur to obtain or fulfill a contract that meet the deferral criteria within IFRS 15 requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract Assets	Contract Liabilities
September 1, 2017	59	235
Increase in contract assets from revenue recognized during the year	198	—
Contract assets transferred to trade receivables	(118)	—
Contract terminations transferred to trade receivables	(4)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(225)
Increase in contract liabilities during the year	—	234

August 31, 2018	135	244
Increase in contract assets from revenue recognized during the period	179	—
Contract assets transferred to trade receivables	(145)	—
Contract terminations transferred to trade receivables	(11)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(236)
Increase in contract liabilities during the period	—	223

August 31, 2019	158	231

	Contract Assets	Contract Liabilities
Current	59	226
Long-term	76	18

Balance as at September 1, 2018	135	244

Current	75	216
Long-term	83	15

Balance as at August 31, 2019	158	231

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the year ended August 31, 2019 and 2018. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

Balance as at September 1, 2017	57
Additions to deferred commission cost assets	70
Amortization recognized on deferred commission cost assets	(52)

Balance as at August 31, 2018	75
Additions to deferred commission cost assets	85
Amortization recognized on deferred commission cost assets	(66)

Balance as at August 31, 2019	94

Current	50
Long-term	25

Balance as at September 1, 2018	75

Current	59
Long-term	35

Balance as at August 31, 2019	94

Commission costs are amortized over a period ranging from 24 to 36 months.

Disaggregation of revenue

	Three months ended August 31,		Year ended August 31,
	2019	2018 (restated, note 2)	2019	2018 (restated, note 2)
Services
Wireline - Consumer	923	942	3,707	3,725
Wireline - Business	148	145	593	567
Wireless	187	157	701	564

	1,258	1,244	5,001	4,856

Equipment and other
Wireless	96	84	353	337

	96	84	353	337

Intersegment eliminations	(2)	(1)	(7)	(4)

Total revenue	1,352	1,327	5,347	5,189

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at August 31, 2019.

	Within 1 year	Within 2 years	Total
Wireline	2,747	1,211	3,958
Wireless	362	145	507

Total	3,109	1,356	4,465

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer.

5.	OTHER CURRENT ASSETS

		August 31, 2018
	August 31, 2019	(restated, note 2)
Prepaid expenses	108	104
Deferred commission costs(1)	59	48
Wireless handset receivables(2)	124	121

	291	273

(1)	Costs incurred to obtain or fulfill a contract with a customer are capitalized and subsequently amortized as an expense over the average life of a customer.
(2)

As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2018, these amounts relate to the current portion of wireless handset receivables.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

6.	SHORT-TERM BORROWINGS

On May 29, 2019, the Company amended the terms of its accounts receivable securitization program to extend the term of the program to May 29, 2022 and increase the sales committed up to a maximum of $200 million. Under the terms of the amendment, the Company will also be required to draw an additional $40 million under the program by November 1, 2019.

A summary of our accounts receivable securitization program is as follows:

	August 31, 2019	August 31, 2018
Trade accounts receivable sold to buyer as security	434	429
Short-term borrowings from buyer	(40)	(40)

Over-collateralization	394	389

	Three months ended August 31,		Year ended August 31,
	2019	2018	2019	2018
Accounts receivable securitization program, beginning of period	40	—	40	—
Proceeds received from accounts receivable securitization	—	40	—	40
Repayment of accounts receivable securitization	—	—	—	—

Accounts receivable securitization program, end of period	40	40	40	40

7.	PROVISIONS

	Asset
	retirement
	obligations	Restructuring (1)	Other	Total
	$	$	$	$
Balance as at September 1, 2018	67	276	81	424
Additions	10	1	28	39
Accretion	1	—	—	1
Reversal(2)	—	(10)	—	(10)
Payments	—	(124)	(27)	(151)

Balance as at August 31, 2019	78	143	82	303

Current	—	166	79	245
Long-term	67	110	2	179

Balance as at September 1, 2018	67	276	81	424

Current	—	142	82	224
Long-term	78	1	—	79

Balance as at August 31, 2019	78	143	82	303

(1)

During the second quarter of fiscal 2018, the Company offered a voluntary departure program to a group of eligible employees and in the third and fourth quarters made additional changes to its organizational structure as part of a total business transformation initiative. A total of $121 has been paid in fiscal 2019. The remaining costs are expected to be paid out within the next 17 months.

(2)	During the year, certain employees and the Company agreed to rescind earlier elections under the Voluntary Departure Program.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

8.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended August 31,		Year ended August 31,
		2018		2018
	2019	(restated, note 2)	2019	(restated, note 2)
Employee salaries and benefits(1)	152	179	663	1,158
Purchase of goods and services	653	608	2,514	2,420

	805	787	3,177	3,578

(1)

For the three and twelve months ended August 31, 2019, employee salaries and benefits include a recovery of $10 and $9 in restructuring costs, respectively compared to $15 and $423 in restructuring costs for the three and twelve months ended August 31, 2018, respectively.

9.	OTHER GAINS (LOSSES)

	Three months ended August 31,		Year ended August 31,
		2018		2018
	2019	(restated, note 2)	2019	(restated, note 2)
Gain/(loss) on disposal of fixed assets	(4)	14	32	15
Gain on disposal of non-core business	6	—	6	—
Gain on disposal of investments	—	—	15	—
Other	—	12	(3)	17

	2	26	50	32

Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holding Partnership.

10.	INCOME TAXES

On May 28, 2019, the Alberta government passed Bill 3, the Job Creation Tax Cut, which will reduce the Alberta provincial corporate tax rates from 12% to 8% in a phased approach between July 1, 2019 and January 1, 2022. As these changes were considered substantively enacted on May 28, 2019, the Company recognized a $102 recovery of deferred tax for the year ended August 31, 2019 related to this change.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

11.	LONG-TERM DEBT

	August 31, 2019				August 31, 2018
	Effective interest rates	Long-term debt at amortized cost(1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity	Long-term debt at amortized cost(1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity
	%	$	$	$	$	$	$
Corporate
Cdn fixed rate senior notes-5.65% due October 1, 2019	5.69	1,250	—	1,250	1,248	2	1,250
5.50% due December 7, 2020	5.55	499	1	500	499	1	500
3.15% due February 19, 2021	3.17	299	1	300	299	1	300
3.80% due November 2, 2023	3.80	498	2	500	—	—	—
4.35% due January 31, 2024	4.35	498	2	500	498	2	500
3.80% due March 1, 2027	3.84	298	2	300	298	2	300
4.40% due November 2, 2028	4.40	496	4	500	—	—	—
6.75% due November 9, 2039	6.89	1,420	30	1,450	1,419	31	1,450

		5,258	42	5,300	4,261	39	4,300
Other
Burrard Landing Lot 2 Holdings Partnership	Various	50	—	50	50	—	50

Total consolidated debt		5,308	42	5,350	4,311	39	4,350
Less current portion(2)		1,251	1	1,252	1	—	1

		4,057	41	4,098	4,310	39	4,349

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of senior notes due October 1, 2019 and the Burrard Landing loans.

On November 2, 2018, the Company issued $500 senior notes at a rate of 3.80% due November 2, 2023 and $500 senior notes at a rate of 4.40% due November 2, 2028.

On November 21, 2018, the Company amended the terms of its bank credit facility to extend the maturity date to December 2023.

On December 4, 2018, the Company entered into new unsecured letter of credit facilities, under which letters of credit were issued in favour of and filed with Innovation, Science and Economic Development Canada (“ISED”) to fulfill the pre-auction financial deposit requirement with respect to its application to participate in the 600 MHz spectrum auction which occurred during the period from March 14, 2019 to April 10, 2019. The Company’s wireless subsidiary, Freedom Mobile Inc., acquired 11 paired blocks of 20-year 600 MHz spectrum, across its wireless operating footprint, for a total price of $492. In accordance with the 600 MHz auction terms, 20% ($98) was paid to ISED on April 26, 2019 and the remaining 80% balance ($394) was paid on May 24, 2019. As of August 31, 2019, all of the letters of credit were cancelled and the unsecured letter of credit facilities were all terminated.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

12.	SHARE CAPITAL

Changes in share capital during the year ended August 31, 2019 are as follows:

	Class A Shares		Class B Non-Voting Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2018	22,420,064	2	484,194,344	4,054	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	1,658,465	39	—	—	—	—
Issued pursuant to dividend reinvestment plan	—	—	8,488,962	217	—	—	—	—
Class A conversions to Class B	(48,000)	—	48,000	—	—	—	—	—

August 31, 2019	22,372,064	2	494,389,771	4,310	10,012,393	245	1,987,607	48

13.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share calculations are as follows:

	Three months ended August 31,		Year ended August 31,
		2018		2018
	2019	(restated, note 2)	2019	(restated, note 2)

Numerator for basic and diluted earnings (loss) per share ($)
Net income from continuing operations	167	196	738	39
Deduct; net income attributable to non-controlling interests in subsidiaries	—	—	(2)	—
Deduct: dividends on Preferred Shares	(2)	(2)	(9)	(8)

Net income attributable to common shareholders from continuing operations	165	194	727	31
Loss from discontinued operations	—	—	—	(6)

Loss from discontinued operations attributable to common shareholders	—	—	—	(6)

Net income attributable to common shareholders	165	194	727	25

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	515	505	511	502
Effect of dilutive securities (1)	—	1	—	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	515	506	511	503

Basic earnings (loss) per share ($)
Continuing operations	0.32	0.38	1.42	0.06
Discontinued operations	—	—	—	(0.01)

Attributable to common shareholders	0.32	0.38	1.42	0.05

Diluted earnings (loss) per share ($)
Continuing operations	0.32	0.38	1.42	0.06
Discontinued operations	—	—	—	(0.01)

Attributable to common shareholders	0.32	0.38	1.42	0.05

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and twelve months ended August 31, 2019, 6,015,038 (2018 – 3,899,995) and 6,126,210 (2018 – 4,263,940) options were excluded from the diluted earnings per share calculation, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

14.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the year ended August 31, 2019 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(1)	2
Adjustment for hedged items recognized in the period	(3)	1	(2)
Share of other comprehensive income of associates	(13)	—	(13)
Reclassification of accumulated loss to income related to the sale of an associate	(3)	—	(3)

	(16)	—	(16)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(52)	13	(39)

	(68)	13	(55)

Components of other comprehensive income (loss) and the related income tax effects for the three months ended August 31, 2019 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	—	(1)
Adjustment for hedged items recognized in the period	—	—	—
Share of other comprehensive income of associates	—	—	—
Reclassification of accumulated loss to income related to the sale of an associate	—	—	—

	(1)	—	(1)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(19)	5	(14)

	(20)	5	(15)

Components of other comprehensive income and the related income tax effects for the year ended August 31, 2018 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	7	(2)	5
Adjustment for hedged items recognized in the period	4	(1)	3
Share of other comprehensive income of associates	10	—	10

	21	(3)	18
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	101	(27)	74

	122	(30)	92

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended August 31, 2018 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Adjustment for hedged items recognized in the period	—	—	—
Share of other comprehensive income of associates	3	—	3

	4	—	4
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	15	(4)	11

	19	(4)	15

Accumulated other comprehensive loss is comprised of the following:

	August 31, 2019	August 31, 2018
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—
Share of other comprehensive income of associates	18	18
Reclassification of accumulated gain from other comprehensive income related to the sale of an associate	(18)	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:	(95)	(57)

	(94)	(39)

15.	STATEMENTS OF CASH FLOWS

(i)     Funds flow from continuing operations

	Three months ended August 31,		Year ended August 31,
		2018		2018
	2019	(restated, note 2)	2019	(restated, note 2)
Net income from continuing operations	167	196	738	39
Adjustments to reconcile net income to funds flow from operations:
Amortization	251	261	1,041	1,028
Deferred income tax expense (recovery)	36	17	6	(9)
Share-based compensation	1	1	3	3
Defined benefit pension plans	(2)	(1)	7	11
Equity (income)/loss of an associate or joint venture	—	(13)	(46)	200
Loss on disposal of an associate or joint venture	—	—	109	—
Gain on sale of investments	—	—	(15)	—
Net change in contract asset balances	(22)	(19)	(23)	(76)
Gain/(loss) on disposal of fixed assets	4	(14)	(32)	(15)
Other	(5)	(6)	(4)	(4)

Funds flow from continuing operations	430	422	1,784	1,177

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

(ii)     Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended August 31,		Year ended August 31,
	2019	2018	2019	2018
Interest paid	10	29	230	239
Income taxes paid (net of refunds)	40	19	166	155
Interest received	10	1	29	4

(iii)     Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended August 31,		Year ended August 31,
	2019	2018	2019	2018
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	56	52	217	211

16.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i) Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii) Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at approximate fair value. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii) Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv) Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)    Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of long-term debt and a contingent liability are as follows:

	August 31, 2019		August 31, 2018
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Liabilities
Long-term debt (including current portion)(1)	5,308	6,014	4,311	4,788

(1) Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

17.	INVESTMENTS AND OTHER ASSETS

	August 31, 2019	August 31, 2018
Publicly traded companies	—	615
Investment in private entities	37	45

	37	660

In the third quarter of fiscal 2019, the Company disposed of a portfolio investment with a book value of $10 for proceeds of $25.

Corus Entertainment Inc.

On May 31, 2019, the Company sold all of its 80,630,383 Class B non-voting participating shares of Corus at a price of $6.80 per share. Proceeds, net of transaction costs were $526, which resulted in a loss of $109.

The Company’s weighted average ownership of Corus for the nine months ended May 31, 2019 was 38% (2018 – 39%). For the three and twelve months ended August 31, 2019, the Company received dividends of $nil (2018 – $23) and $10 (2018 - $92) from Corus, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

Summary financial information for Corus through the disposal date is as follows:

Summarized statement of earnings of Corus:

	Nine months ended May 31, 2019	Three months ended August 31, 2018	Year ended August 31, 2018
Revenue	1,310	379	1,647
Net income attributable to:
Shareholders	133	34	(784)
Non-controlling interest	19	6	26

	152	40	(758)
Other comprehensive income (loss), attributable to shareholders	(40)	7	25

Comprehensive income	112	47	(733)

Equity income from associates, excluding goodwill impairment	46	13	84
Impairment of investment in associate (1)	—	—	(284)

Equity income from associates(2)	46	13	(200)
Other comprehensive income (loss) from equity accounted associates(2)	(13)	3	10

	33	16	(190)

(1)

The Company assessed its investment in Corus for indicators of impairment, which included a significant and sustained decrease in the share price as well as the recording by Corus of an impairment charge against their goodwill and broadcast license intangibles, and found that there was evidence that impairment had occurred. The Company compared the recoverable amount to the carrying value and determined that an impairment charge of $284 million was required. The recoverable amount was determined based on the value in use of the investment.

(2)

The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders for the nine month period until disposition on May 31, 2019 and for the three and twelve month periods ended August 31, 2018.

Carrying amount at August 31, 2018	615
Share of equity at disposition date	46
Share of other comprehensive income (loss) of associate	(13)
Dividends received to disposition date	(10)

Carrying value at disposition date	638

Proceeds on disposal, net of transaction costs	526
Reclassification of acccumulated gain from other comprehensive income related to the sale of an associate	(3)

Loss on sale of investment	109

18.	INTANGIBLES AND GOODWILL

In April 2019, the Company acquired 11 paired blocks of 20-year 600 MHz spectrum, across its wireless operating footprint, for a total price of $492. The spectrum acquisition rights secured through the auction include 30 MHz across each of British Columbia, Alberta and Southern Ontario as well as 20 MHz in Eastern Ontario.

The purchase was funded from cash on hand.

Impairment testing of indefinite-life intangibles and goodwill

The Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at February 1, 2019 and the recoverable amount of the cash generating units exceeded their carrying value.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Cable cash generating unit as at February 1, 2019 would not result in any impairment loss. A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Satellite cash generating unit as at February 1, 2019 would not result in an impairment loss. A hypothetical decline of 10% in the recoverable amount of the Wireless generating unit as at February 1, 2019 would not result in any impairment loss.

Any changes in economic conditions since the impairment testing conducted as at February 1, 2019 do not represent events or changes in circumstance that would be indicative of impairment at August 31, 2019.

Significant estimates inherent to this analysis include discount rates and the terminal value. At February 1, 2019, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal value
			Terminal operating
			income before
	Post-tax	Terminal	restructuring costs and
	discount rate	growth rate	amortized multiple
Cable	6.5%	1.5%	7.4X
Satellite	7.5%	-3.0%	5.4X
Wireless	9.3%	1.0%	4.5X

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the second quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates is as follows:

	Estimated decline in recoverable amount
		Terminal value
			0.5 times decrease in
			terminal operating
			income before
	1% increase in	1% decrease in	restructuring costs and
	discount rate	terminal growth rate	amortization multiple
Cable	16.4%	14.2%	4.8%
Satellite	8.1%	9.7%	5.6%
Wireless	15.2%	7.7%	8.0%

19.	RELATED PARTY TRANSACTIONS

On May 15, 2019, the Company completed the sale of a non-core parcel of land and the building located thereon (the “Property”), to an affiliate of Shaw Family Living Trust (“SFLT”) (the “Purchaser”), for total net proceeds of approximately $45. The Property had a net book value of approximately $4 resulting in a gain on disposition of approximately $41. The purchase price was determined based on appraisals performed by two independent valuators. As part of the transaction, the Purchaser agreed to lease back the Property to the Company for a term of three years at market rental rates (which was also based on appraisals from the two independent valuators) allowing the Company to monetize a non-core asset. The transaction was approved by the independent Board members of the Company.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2019 and 2018

[all amounts in millions of Canadian dollars, except share and per share amounts]

20.	SUBSEQUENT EVENTS

On October 1, 2019, the Company repaid $1,250 of 5.65% senior notes at their maturity.

Subsequent to year-end, on October 24, 2019, and in accordance with the terms of our Dividend Reinvestment Plan (the “DRIP”), the Company’s Board of Directors approved changes to the Company’s DRIP program. In lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Shares on the open market. In addition, the Company will reduce its discount from 2% to 0% for the Class B Shares delivered under the DRIP. These changes to the DRIP will apply to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019.

Subsequent to year-end, on October 24, 2019, the Company’s Board of Directors approved the implementation of a normal course issuer bid (“NCIB”) program to purchase up to 24,758,127 Class B Shares representing 5% of all of the issued and outstanding Class B Shares. The NCIB program remains subject to approval by the Toronto Stock Exchange (“TSX”) and, if accepted, will be conducted in accordance with the applicable rules and policies of the TSX and applicable Canadian securities law.